Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE

FISCAL YEAR ENDED JUNE 30, 2006

September 28, 2006

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this revised Annual Information Form (“AIF”) of Energy Metals Corporation. (“Energy Metals” “EMC” or the “Company”) is as of June 30, 2006.

Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Forward-looking Information

Certain statements contained in this AIF, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Company’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, results of exploration and development activities, the impact of general economic conditions in Canada and the United States; industry conditions, including fluctuations in the price of uranium or gold; the impact of governmental regulation of the mining industry, including environmental regulation; fluctuations in foreign exchange or interest rates; stock market volatility; the need to obtain required approvals from regulatory authorities; the impact of competition; difficulties encountered during the exploration for, and extraction and production of, uranium; variations in extraction and production, and problems inherent to the marketability of uranium; and the uncertainty inherent in attracting capital the Company’s limited experience with development-stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference herein. See “Risk Factors”.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource estimates reported herein are made in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Estimates of uranium and gold resources were prepared by or under the supervision of the qualified persons who are identified in this document and other public filings.

Energy Metals reports its reserves and resources in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For U.S. reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the US Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes all mineral resources must be considered as mineralized material.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.

Documents Incorporated By Reference

Information has been incorporated by reference in this AIF from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Energy Metals head office at Suite 1238 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 (telephone: (604) 684-9077) or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com.

The following documents of the Company are specifically incorporated by reference in this AIF:

(a)	Technical report relating to the Moore Ranch Property dated June 27, 2006.

(b)	Technical report relating to the Antelope Property dated January 14, 2005.

(c)	Technical report relating to the Aurora Uranium Project, dated September 1, 2005.

(d)	Technical report relating to the Palangana and Hobson Uranium In-Situ Leach Project dated November 10, 2005.

(e)	Technical report on the Hosta Butte Property, McKinley County, New Mexico dated April 18, 2006.

(f)	Technical report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico dated April 7, 2006

(g)	Technical report of the Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico, dated March 2, 2006.

(h)	Technical report relating to Red Project, Sweetwater County, Wyoming, USA dated June 14, 2006.

(i)	Technical report relating to Peterson Uranium Project, Converse County, Wyoming, USA dated June 27, 2006.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Energy Metals was incorporated in British Columbia on July 9, 1987 under the name Wedgewood Resources Ltd. Energy Metals changed its name to Clan Resources Ltd. on December 18, 1998. On December 3, 2004 Energy Metals transitioned under the Business Corporations Act (British Columbia), removed the pre-existing company provisions and increased its authorized capital to an unlimited number of common shares without par value. On December 17, Energy Metals changed its name to its current name. Energy Metals’ principal executive office is located Address: #1238 - 200 Granville Street, Vancouver, B.C. Canada and its registered and records office is 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada. Energy Metals’ telephone number is (604) 684-9007.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties

4

Energy Metals Corporation
British Columbia Corporation
100%
Standard Uranium Inc.
British Columbia Corporation
100%
Southwest Uranium Inc.
Nevada Corporation
100%
Quincy Energy Corp
Nevada Corporation
100%
Golden Predator Mines Inc.
British Columbia Corporation
100%
Energy Metals Corporation (US)
Nevada Corporation
100%
Western Fuels Inc.
Nevada Corporation
100%
Clearwater Resources Inc.
Arizona Corporation
100%
Southwest Uranium Inc. (US)
Nevada Corporation
100%
Atlas Database Corp.
Nevada Corporation
100%
Golden Predator Mines Inc. (US)
Nevada Corporation
100%
URN Resources Inc.
Nevada Corporation
99%
URN South Texas Project Ltd.
Texas Corporation
1%
99%
URN Texas GP, LLP
Texas Corporation
99%
South Texas Mining Venture, LLP
Texas Corporation
1%
Everest Explorations Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Energy Metals is a Canadian based resource company in the business of acquiring, exploring and developing uranium mineral properties. All of Energy Metals interests are located in the United States except for one property located in Canada. Energy Metals has acquired a significant inventory of previously explored and developed uranium properties with historical resources in the more politically favorable and mining-friendly jurisdictions in the United States and Canada. The land holdings of Energy Metals are listed below:

State	Claim Acres	Lease Acres	Total Acres

Arizona	5,900	1,900	7,800
Colorado	22,860	2,715	25,575
New Mexico	0	25,832	25,832
Nevada	2,440	0	2,440
Oregon	360	0	360
South Dakota	0	2,300	2,300
Texas	0	6,208	6,208
Utah	8,000	10,400	18,400
Wyoming	65,960	75,256	141,216
Ontario	3,159	0	3,159
Total	108,679	124,611	233,290

Energy Metals has acquired extensive databases including geological reports, maps and drill logs on most of its properties, and is compiling the technical information contained in these databases for each of its properties.

Three Year History

Energy Metals Corporation is a Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

The Company’s management believes that the development of uranium properties presents an opportunity for the following reasons:

-	Increased worldwide energy demand;
-	Increased demand for nuclear energy as a “clean energy” alternative;
-	Uranium Demand/Supply Imbalance, resulting in higher uranium prices; and
-	Potential for increased demand from developing countries as they construct new nuclear power plants or enhance existing ones.

In mid 2003 the price of uranium began to rise from historic lows and reached US$14 per pound by years’ end. At that time EMC’s management began to aggressively acquire previously explored and developed uranium properties in politically favourable and mining friendly jurisdictions within the United States. The price of uranium continued to increase during 2004 to US$21 per pound, and this trend has continued, with the uranium price reaching US$45 per pound in June, 2006.

Between July 2004 and September 2005 EMC announced the acquisition of 22 extensively drilled uranium properties and disclosed historical resource estimates, all calculated prior to the implementation of NI 43-101.

EMC has acquired extensive databases including geological reports, maps and drill logs on most of its properties, and is compiling the technical information contained in these databases for each of its properties.

In furtherance of its strategy to acquire technical information compiled by prior operators, EMC has adopted a strategy of identifying significant properties that have historical resources and engaging qualified persons to review the historical resources in the context of NI 43-101.

EMC’s long-term growth strategy is to develop uranium properties amenable to In-Situ-Leach (“ISL”) mining. ISL mining is considered to be very cost-effective, and one of the safest and most environmentally friendly uranium mining methods.

In furtherance of this objective, in November 2005 EMC announced an agreement with Standard to enter into a business combination whereby EMC would acquire all of the shares of Standard. The acquisition of Standard Uranium provided Energy Metals the opportunity for near term uranium oxide production with the acquisition of the Hobson Plant and the Palangana property. As well as additional opportunities in Wyoming with eight properties of merit and the ability to consolidate Energy Metal’s Arizona properties with those of Standard Uranium’s for exploration and joint ventures. As well as an extensive Texas data base with the Everest Acquisition and access to several key personnel affiliated with Everest as well as Standard Uranium, thereby creating one of the top ISL production teams in the United States.

Information concerning this business combination is provided hereunder in the section “Significant Acquisitions” in this Annual Information Form and is incorporated herein by reference. In conjunction with the acquisition, EMC advanced the sum of US$7 million as a loan.

As a further part of its growth strategy, in November 2005 EMC announced an agreement with Quincy Energy Corp. (“Quincy”) to enter into a business combination whereby EMC would acquire all of the shares of Quincy. Some of the initial benefits that will be realized from this business combination are:

  an option to earn up to 80 % of 13 million pounds of uranium as indicated in a historic resource on the Hosta Butte property in New Mexico.
  an option to earn up to 80% of pounds of 25 million pounds of uranium as indicated in a historic resource on the Crownpoint property in New Mexico.
  direction and control of the Aurora uranium property in Oregon with a 43-101 compliant indicated resource estimate of 17.69 million tons at an average grade of 0.0518% eU3O8 or 18.3 million pounds of U3O8 using a 0.03% eU3O8 cutoff. Energy Metals plans to include scoping study of an open pit operation with heap leach in Nevada.
  direction and control of the Horse Creek property in Wyoming, drilled by Exxon and Union Carbide in the 1970s, containing known uranium mineralization adjacent to Energy Metals’ property in Natrona County with an historic resource of approximately 9 million pounds of uranium at a grade of 0.056% U3O8 with a drill-cut off of 0.04%.
  direction and control of the Rose property in Arizona.
  An option to earn 75% on an Elliott Lake uranium deposit in Ontario. Previous owners calculated an historic resources of 17.5 million tons averaging 1.206 lbs/ton, containing approximately 20.8 million pounds of uranium. (QUI – NR Feb 14-05) statements above NI 43-101 compliant). This property will be evaluated in due course for possible joint venture or sale as Energy Metals’ focus is US based.

  Other uranium assets include the Hanson Creek, Colorado property and several breccia pipes in Arizona, including the 4 1/2
  $6,000,000.00 CAD in Quincy treasury.

For more information on this acquisition, refer to section “Subsequent to June 30, 2006” in this Annual Information Form and is incorporated herein by reference.

To finance the acquisition and development of its properties, between September 2004 and June 2006, Energy EMC raised net proceeds of $89,081,884, being gross proceeds of $91,976,969, less share issue costs of $2,895,085.

Energy Metals has completed National Instrument 43-101 Technical Reports on three of its properties in Wyoming, namely, Moore Ranch Property, Red Rim Property and Peterson Uranium Project. Details of these are set out in “Description of Business”.

Subsequent to June 30, 2006

Acquisition of Quincy Energy Corporation

On July 10, 2006 Energy Metals completed the business combination with Quincy by way of plan of merger and Quincy became a wholly-owned subsidiary of Energy Metals Corporation.

Pursuant to the Agreement and Plan of Merger:

(a)	each share of Quincy was converted into 0.20 shares of common stock of Energy Metals rounded up to the nearest whole share of Energy Metals;

(b)

each stock option granted under Quincy’s stock option plan was converted into a stock option to acquire common shares of Energy Metals on the same terms as the original stock options except that (i) each such stock option became immediately exercisable for the number of shares that were issuable upon exercise of such stock option multiplied by 0.20 rounded down to the nearest whole number of shares, (ii) the per share exercise price was equal to the quotient determined by dividing the exercise price at which such stock option was exercisable by 0.20, rounded up to the nearest whole cent, and (iii) stock options held by persons whose involvement with Quincy or Energy Metals is terminated on or prior to the consummation of the merger, will expire after a period of ninety (90) days from the consummation of the merger; and

(c)

each share purchase warrant issued by Quincy continues and the holder is allowed to acquire common shares of Energy Metals on the same terms as the original share purchase warrant except that (i) each share purchase warrant is exercisable (or will become exercisable in accordance with its terms) for that number of common shares of Energy Metals equal to the product of the number of shares that were issuable upon exercise of such share purchase warrant multiplied by 0.20, rounded down to the nearest whole number of shares and (ii) the per share exercise price will be equal to the quotient determined by dividing the exercise price per share purchase warrant by 0.20, rounded up to the nearest whole cent.

As of July 10, 2006, the common stock of Energy Metals Corporation was deemed to be registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3 thereunder. As of this date, Energy Metals Corporation is subject to the reporting requirements of the Exchange Act of 1934 and will file reports and other information with the United States Securities and Exchange Commission as a successor registrant to our company in accordance with the Exchange Act of 1934.

On July 13, 2006 Quincy filed a notice with the U.S. Securities and Exchange Commission (SEC) that they intended to terminate its U.S. reporting status. The termination of reporting status takes effect 90 days after filing of the notice, subject to any comments from the SEC resulting in a withdrawal of the notice.

Effective July 28, 2006 Quincy was granted an order terminating its reporting status in the Provinces of Alberta, British Columbia and Ontario, and accordingly are no longer a reporting company in any jurisdiction of Canada.

The shares of Quincy have been delisted from the TSX Venture Exchange and quotation on the OTC Bulletin Board has been terminated.

Proposed Acquisition of High Plains Uranium, Inc.

The Company entered into a letter of intent dated August 15, 2006 with High Plains Uranium, Inc. The letter of intent contemplates that Energy Metals and High Plains will complete a business combination by way of share exchange at a deemed value of CAD$1.15 per High Plains common share, provided that the number of High Plains common shares in exchange for each Energy Metals common share shall not be less than 4.5 or greater than 6.2 High Plains common shares. For purposes of calculating the Share Exchange Ratio, Energy Metals' common shares will be attributed a value equal to the volume-weighted average trading price on the 20 trading days prior to the close of the Business Combination. It is expected that the Business Combination will occur by way of a take-over bid, plan of arrangement or amalgamation subject to review of tax, accounting, corporate and US and Canadian securities law issues. Assuming satisfactory completion of a 40-day mutual due diligence period commencing today, the Business Combination will be subject to completion of a definitive agreement, receipt of regulatory approval and, if applicable, shareholder approval of Energy Metals and High Plains.

Assuming a successful business combination, the resulting issuer will have increased its already substantial Wyoming property position from over 105,000 acres to in excess of 165,000 acres. The Texas acreage will more than double EMC’s existing position from just under 10,000 acres to 20,000 acres. The High Plains project portfolio includes property positions covering known areas of uranium mineralization in all four of the principal uranium basins in Wyoming, including 2 properties in the Gas Hills, 5 properties in the Great Divide Basin, 1 property in the Shirley Basin as well as 6 properties in the only currently producing basin in the state, the Powder River Basin. The combined entity will have consolidated its property holdings in the Southern Powder River Basin while significantly adding to its dominant position within the Northern Powder River Basin of Wyoming.

Energy Metals purchased an $8,000,000 convertible debenture. The convertible debenture is not transferable, has a 36 month term and pays interest semi-annually. Interest is set at 5.00% per annum for the first six months after the issue date and WSJ Prime Rate = 3% thereafter. Interest is payable in cash or common shares of High Plains, at its option (based on the 20-day volume weighted average trading price of High Plain’s common shares) in respect of the first six months of the term and thereafter in cash. The debenture is convertible at the option of Energy Metals at any time six months after the issue date, and in certain other circumstances upon a change of control of High Plains, at a conversion price of $0.93 per High Plains common share. High Plains does not have the right to repay the principal amount before the maturity of the Debenture. At any time 12 months after the issue date, Energy Metals has the right, on 60 days notice to High Plains, to call the principal amount outstanding on the debenture as well as any accrued and unpaid interest. The obligations of High Plains under the debenture are secured against the assets of High Plains and its U.S. operating subsidiary.

Significant Acquisitions

Acquisition of Standard Uranium Inc.

Standard Uranium Inc. was a junior mining company involved in the acquisition and development of historically identified uranium projects in countries with favourable geology and mining environments. In the past three years, Standard Uranium acquired uranium projects in Arizona, Wyoming and Colorado. In January 2006, Standard Uranium acquired La Palangana Property, the Hobson Plant and the associated satellite mining facilities and a Texas uranium geological database.

Effective March 10, 2006, Energy Metals completed the acquisition of all of the issued and outstanding shares of Standard Uranium Inc. by way of plan of arrangement under the laws of British Columbia. In order to complete the transaction, Standard Uranium was required to obtain shareholder approval and court approval which were both obtained on March 10, 2006. Pursuant to the plan of arrangement, Energy Metals issued 10,166,672 common shares in exchange for all of the issued and outstanding common shares of Standard Uranium.

In addition, Energy Metals exchanged all of the outstanding employee stock options of Standard Uranium for employee stock options of Energy Metals with appropriate adjustments to the exercise price and number of shares issuable on exercise.

As a result of the plan of arrangement, the shares of Standard Uranium were de-listed from the TSX Venture Exchange. The new board of directors of Standard Uranium consists of Paul Matysek, William M. Sheriff and James G. G. Watt. Standard Uranium will maintain its reporting status in British Columbia and Alberta pending a reorganization of its affairs. Thereafter, the board of Energy Metals will further evaluate the benefits of retaining the reporting status of Standard Uranium.

In connection with the acquisition of Standard Uranium, Mr. David Cole was appointed to the board of directors of Energy Metals. Mr. Cole was previously a director of Standard Uranium and brings over 20 years of experience in mineral exploration and business development.

The acquisition of Standard Uranium, including Standard Uranium’s 99% interest in the joint venture with Everest Exploration Inc., allows Energy Metals to proceed towards establishing a uranium processing facility in south Texas as part of its objective of becoming an ISL uranium producer. The Everest joint venture will provide Energy Metals with access to the facilities and expertise necessary to permit Energy Metals to move from a resource development company to a uranium producer. Through Standard Uranium’s 99% ownership in the joint venture, Energy Metals plans to use the Hobson plant, an existing recovery facility located near Hobson, Texas, to produce uranium oxide product from ISL solution recovered from La Palangana property located in Duval County, Texas. The joint venture company, South Texas Mining Venture, owns the Hobson plant, as well as Palangana mining leases and an extensive Texas uranium exploration database. Strategically, this transaction puts Energy Metals in a strong position for growth in the ISL mining sector at a time of increasing energy demands and uranium prices.

Standard Uranium Loan

Approximately US$5,000,000, which was the balance of the funds necessary to close the acquisition of the Everest Assets, was received pursuant to a loan agreement dated January 6, 2006 with EMC. The loan of up to US$7,000,000, evidenced by way of secured convertible debenture issued by Standard to EMC has an interest rate of 4% per annum and is secured, which included security against Everest Assets. Certain portions of the principal amount of the Loan were convertible into Standard Shares at a rate of $1.45 per Standard Share upon 60 days written notice by EMC to Standard. On February 2, 2006, EMC advanced Standard an additional US$1,000,000 pursuant to the loan.

DESCRIPTION OF BUSINESS

General

Mineral Properties of Energy Metals

The following discussion describes mineral properties held by Energy Metals and its subsidiaries.

General Statement Regarding our Mineral Properties

All of our mineral properties are at the exploration stage consequently any work program we recommend is exploratory in nature. None of our mineral properties have known mineral reserves. All of our properties have access to sources of electricity and water, at varying distances and costs. We do not require electric power for our proposed exploration plans. As part of the Company’s exploration activities, we obtain exploration permits and we are required to issue various reclamation bonds. Once the reclamation of the propery is complete, the reclamation will be refunded. Some of our properties have undergone historic exploration staged work by previous operators. While the data from this historic work may, or may not, be available in some cases, the total extent of such work, and the costs incurred to perform this work, are generally lost to history.

Significant Acquisitions and Dispositions

Hobson Plant

South Texas Mining Venture, LLP is the 100% owner of the Hobson Plant site that covers 7.286 acres. The Hobson Plant is on standby and is currently licensed for operation. The administrative component of the Radioactive Material License (RML No. L03626) is current through December 31, 2006. The Hobson waste disposal well (WDW) site (WDW-168) is located on non-contiguous property approximately 0.75 miles northwest of the Hobson plant site. The WDW is connected to the plant site via an easement of approximately 1.25 miles.

The Hobson Plant – Location and Access

The Hobson Plant is located one mile south of the small town of Hobson in Karnes County, Texas, along Farm Road 81. The nearest substantial towns are Karnes City (population 3,500) seven miles southeast of Hobson, and Kenedy (population also 3,500) five miles southeast of Karnes City. Corpus Christi is 97 miles southeast and San Antonio is 40 miles northeast of Hobson. Access to the plant is excellent with Hobson, Karnes City and Kenedy all lying along U.S. Highway 181, which connects San Antonio with Corpus Christi; Interstate Highway 37, also connecting San Antonio and Corpus Christi, parallels U.S. 181, 13 to 30 miles to the west.

The Hobson Plant – History

Construction of the Hobson Plant followed Everest's acquisition of a uranium minerals lease on property located in Karnes County near Hobson, Texas, in 1977. The Hobson Plant was constructed in 1978 and commercial yellowcake production began in 1979. Uranium extraction from the nearby Moczygemba deposit continued into 1981; aquifer restoration was initiated in February 1982 and completed in 1985 (Stover report).

The long term benefit of the Hobson Plant was the availability of an ion exchange resin processing plant capable of producing approximately +500,000 pounds of dried U3O8 yellowcake per year located in the South Texas Uranium Belt. Everest leveraged their Hobson facility into later uranium projects, including Las Palmas (Hebbronville, Texas), Mt. Lucas (Live Oak County, Texas), and Tex-1 (Karnes County, Texas), through the implementation of the "satellite" facility concept. This production strategy minimized uranium production costs by development of ISL mines within economic haulage distance of the central Hobson Plant. The remote (or satellite) locations contain only the wellfields, ion exchange resin adsorption vessels, and the wellfield waste water disposal systems. The uranium loaded ion exchange resin was trucked to the central plant for further processing through uranium recovery, precipitation, drying and packaging.

In 1980, following completion of the Moczygemba ISL mine, and with limited financial resources, the decision was made to operate the next project, Las Palmas, 75 miles south of Hobson, as a satellite to the Hobson project rather than to relocate the processing plant. This economically driven choice proved to be a benchmark decision that demonstrated the economic feasibility of long distance satellite operations for uranium ISL projects. The satellite or remote ion exchange/well field facilities previously had been introduced by Atlantic Richfield and U.S. Steel at the Clay West/Burns Ranch projects. However, these satellites were situated within two or three miles of the Central Processing Plant rather than the 75 miles that separated Las Palmas and Hobson.

As market conditions briefly improved during the mid-1980's and the productivity at Mt. Lucas exceeded expectations, the capacity and capabilities of the Hobson facilities were expanded and upgraded. A rotary vacuum drying system was added to reduce overall operating costs and to provide the flexibility to deliver product to any authorized conversion facility (i.e., two in the United States, one in Canada, two in Europe). In 1984, the Hobson Plant was completely renovated to replace the original short-lived systems with higher quality, longer-lived systems. The concrete slab underlying the equipment was repaired, re-grouted, and sealed to provide a long term, durable surface. New elution tanks, better agitators for precipitation, and all new piping and electrical systems were installed. The rated capacity of the facility was increased from its original 250,000 lbs U3O8/year to 500,000 lbs U3O8/year.

In 1986, the highly productive well fields at Mt Lucas provided feed stocks that pushed Hobson's annual production above 600,000 lbs U3O8. Everest's Texas uranium projects resulted in output from the Hobson Central Processing Facility as given in Table 1.7 (Stover report):

Table 1.7
Year	Pounds U3O8
1979	6,825
1980	18,185
1981	142,576
1982	273,686
1983	298,011
1984	395,408
1985	492,281
1986	620,823
1987	471,862
1988 (estimated)	200,000

For a detailed description of the Hobson Plant and satellite facilities, see "La Palangana Property" below.

La Palangana Property

La Palangana Property – Description and Location

La Palangana Property is located in the South Texas Uranium Belt between San Antonio and Corpus Christi. Located in Duval County, Texas, 25 miles west of the town of Alice. La Palangana Property hosts one of the larger, undeveloped uranium deposits in south Texas. The Hobson Plant, in Karnes County, approximately 100 miles north-northeast of the property, is the site of the central ISL processing facility. La Palangana Property is planned to operate as a satellite ion exchange loading facility to the Hobson Plant. La Palangana Property is held under two mining leases. South Texas physiography is characterized by a subtropical climate and low gentle relief with elevations of 300 to 500 feet above sea level, thereby supporting year-long mining operations.

South Texas Mining Venture, LLP holds rights to La Palangana Property under two In-Situ Mining leases:

(a)           The first is between South Texas Mining Venture, LLP as the lessee and Zulema DeHoyos et al as the lessors, covering 3100.64 acres dated January 14, 2005.

(b)           The second is between South Texas Mining Venture, LLP as lessee and La Palangana Ranch LLC as the lessors, a Texas limited liability company, covering 3100.64 acres dated April 1, 2005.

The two leases are contiguous, with La Palangana Ranch LLC on the north and DeHoyos on the south. The center of these tracts is at 27° 37' 38" north latitude and 98° 24' 22" west longitude.

The DeHoyos Lease

The lease with DeHoyos, constituting a single block, is located approximately six miles north of Benevides and 12 miles southwest of San Diego in Duval County, Texas. Pertinent provisions of the lease with DeHoyos include:

  the lease with DeHoyos has a five-year primary term and is held by production or efforts by lessee to establish or reestablish production. The lease can be extended for a renewal term of five years upon payment of a $75/acre bonus;
  the lessee has all right and title to conduct all activities necessary to explore, develop and mine. Specifically granted are: investigating, exploring, prospecting, drilling, solution mining, producing, extracting, milling, treating, processing, upgrading, removing, transporting, stockpiling and storing uranium, thorium and other fissionable or spatially associated substances. Rights to build roads, pipelines, utilities, processing structures and other necessary facilities are also granted;
  the lessee has the right to pool and commingle uranium or other leased substances;
  "Shut-In Royalty" provision. This provision states that if lessee deems there is commercially recoverable uranium but has not produced by the end of the Primary or Renewal Term, or if lessee halts production because of market reasons, lessee can continue the lease in force through payment of a "Shut-In Royalty" of $10/acre for a maximum of two years, which do not have to be consecutive; and
  Royalties for the DeHoyos tract are set forth in the following table. The lessor has the right to take its royalty in kind provided that any such election must be for a minimum of one year.
U3O8$/lb (Sold) Net Sales Proceeds	Royalty Percent
Less than $35	7%
$35.01 to less than $45.00	8%
$45.01 to less than $50.00	9%
$50.01 or more	10%

Mining permits and wellfield permits must be obtained from the State of Texas prior to constructing a satellite process plant on the property and drilling and constructing wellfields. Permits for exploration are also required.

La Palangana Ranch LLC Lease

The lease with La Palangana Ranch LLC is limited to depths from the ground surface to 1,500 feet. The lease is for 3100.64 acres in Duval County, Texas. Pertinent provisions of the lease with La Palangana Ranch include:

  the lease has a five-year primary term and is held by production thereafter and a secondary term of five years upon payment of a $60/acre bonus;
  the lessee has all right and title to conduct all activities necessary to explore, develop and mine. Specifically granted are: investigating, exploring, prospecting, drilling, solution mining, producing, extracting, milling, treating, processing, upgrading, removing, transporting, stockpiling and storing uranium, thorium and other fissionable or spatially associated substances;
  the lessee has the right to pool and commingle uranium or other leased substances; and
  "Shut-In Royalty" provision. This provision states that if lessee deems there is commercially recoverable uranium but has not produced by the end of the primary or renewal term, or if lessee halts production because of market reasons, lessee can continue the lease in force through payment of a "Shut-In Royalty" of $10/acre for a maximum of two years, which do not have to be consecutive.
  Royalties for the La Palangana Ranch tract are set forth in the following table. The lessor has the right to take its royalty in kind provided that any such election must be for a minimum of one year.

 La Palangana Ranch Royalty Schedule

U3O8$/lb Sold (Net Sales Proceeds)	Royalty Percent
$25 or less	7%
$25.01 to less than $30.01	8%
$30.01 to less than $40.01	9%
$40.01 or more	10%

Mining permits and wellfield permits must be obtained from the State of Texas prior to constructing a satellite process plant on the property and drilling and constructing wellfields. Permits for exploration are also required.

La Palangana Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

La Palangana property, in Duval County, falls near the centre of a triangle formed by the towns of Alice 25 miles east, Freer 15 miles northwest and Benavides 6 miles south. Freer and Benavides are small rural agricultural towns with populations of 3,200 and 1,700 respectively. Alice population 19,000, is the seat of adjoining Jim Wells County and the largest nearby town. Access is excellent, with major two lane roads connecting Palangana to these. Corpus Christi, 65 miles east, is the largest metropolitan district.

La Palangana property has ample room for all operations and a deep waste disposal well (WDW 168) is located approximately 1,000 feet to the west of, and connected to the plant site by a pipeline. Electrical power is in place for the WDW. Three-phase power is available on-site. Outside of a series of wastewater tanks or a small wastewater holding pond, no waste disposal area or tailings impoundment is required for a renewed Palangana operation.

The local and property geology at La Palangana Property is characterized by the occurrence of a Gulf Coast piercement salt dome. This dome is approximately two miles in diameter and is overlain by Pliocene sediments of the Goliad Formation. La Palangana dome is marked at the surface by a shallow circular basin surrounded by low hills rising 50 to 80 feet above the basin floor, and hence its Spanish name, Palangana, which translates to "washbasin" in English.

The region's subtropical climate allows uninterrupted, year-round mining operations. Temperatures during the summer range from 75 to 95 degrees Fahrenheit, although highs above 100 degrees Fahrenheit are not uncommon; winter temperatures range from 45 to 65 degrees Fahrenheit. Humidity is generally over 85% year-round, and commonly exceeds 90% during the summer months. Average annual rainfall is 30 inches.

The Palangana dome has an almost perfectly circular salt core with a remarkably flat top that is approximately 10,000 feet across and occurs from 800 to 850 feet below the topographic surface. The rocks covering the dome are essentially flat lying, but data from historic oil well drilling indicate that the beds dip from 30 to 58 degrees at depths of 3,500 to 4,200 feet. The dome's caprock consists of a 400 foot thick sequence of anhydrite with some gypsum and calcareous material. No structural details of the lateral beds around the salt core have been worked out as currently known from the available information.

The stratigraphy of the Palangana deposit consists of the Goliad Formation, with drill information primarily limited to depths of 400 to 500 feet that bottom in Goliad sandstones and mudstones. The Goliad at Palangana is composed of fine- to medium-grained, often silty, channel sands interbedded with lenses of mudstone and siltstone. For the most part, the sand is very sparsely cemented although it varies from friable to indurated. A generalized lithologic section from youngest to oldest consists of (a) 20 to 30 feet of sand, clay and caliche, (b) 160 to 200 feet of red-brown sandy clay with occasional sand lenses, (c) a 10 to 20 foot blue-gray clay marker bed (marine), (d) a 80 to 100 foot thick sequence of sandstones and claystones that mark the uranium mineralized horizon, and (e) a blue-green clay horizon that extends to the anhydrite cap.

There is little known faulting in the area, although numerous minor faults and fracture patterns undoubtedly cut the area. The Palangana stratigraphy is horizontal to sub-horizontal, with at most a 2-3 degree southeastly dip.

La Palangana Property - History

Uranium mineralization at La Palangana Property was discovered in 1952 during potash exploration drilling on the Palangana salt dome. Mineralization occurs as a series of roll front-type deposits within the Pliocene Goliad Formation. The Goliad is one of several Tertiary formations, primarily of fluvial origin, hosting uranium in the South Texas Uranium Belt. The roll front mineralization occurs in a permeable, 100-foot thick sandstone sequence at depths of 250 to 350 feet. This mineralized horizon is confined by mudstones at its upper and lower boundaries.

Union Carbide Corp. acquired the property in 1958 and initiated underground mine development. Development work was quickly abandoned due to heavy concentrations of H2S gas and Union Carbide dropped the property. Union Carbide subsequently reacquired La Palangana Property in 1967 after recognizing that it would be amenable to exploitation by newly emerging ISL mining technologies. Union Carbide drilled over 4,000 exploration, development and production holes at Palangana from the late 1950s through the late 1970s. In 1979, Union Carbide reported a non-National Instrument 43-101 compliant resource of 2,026,000 tons averaging 0.19% eU3O8 containing 7,697,000 pounds of U3O8. This historic resource is reliable and relevant, and is considered to be equivalent to the CIM “inferred” resource category. Union Carbide's ISL production efforts from 1977 to 1979 were focused in a 30.7 acre area. The results were disappointing, with approximately 340,000 pounds of U3O8 production representing a 32% to 34% recovery rate. The low recoveries have been attributed to unfamiliarity with ISL technologies that were relatively new at the time, poorly understood geologic controls on mineralization, and curtailment of operations prior to depletion of the resource. Union Carbide placed the property leases up for sale in 1980.

Everest evaluated the Palangana Property in 1980, and estimated a resource based upon the Union Carbide drill data (See below table. The Everest resource was estimated at a GT cutoff of 0.50 feet-eU3O8%. Their estimation did not include the Union Carbide ISL production wellfield that Everest attributed to contain a residual 400,000 pounds of U3O8. This historic resource is considered to be reliable and relevant, and is considered to be equivalent to the CIM inferred resource category. Assessment of the environmental restoration liabilities resulting from Union Carbide's mining operations discouraged Everest from pursuing the acquisition further.

Tons	Avg eU3O8%	Pounds U3O8
1,330,000	0.182	4,840,000

Everest also recognized Palangana's upside exploration, but only drilled six wide-spaced exploration holes as follow-up. Restoration liabilities concerning the decommissioned Palangana production wellfield dissuaded Everest from pursuing the lease purchase further (Oman personal communication, 2005).

Chevron Resources acquired the Palangana leases from Union Carbide in 1981. Chevron Resources was very active at the time in conventional open pit uranium mining in south Texas and expected that the ISL wellfield reclamation issues would be circumvented by simply mining the material as part of a larger open pit. A 1983 Palangana cost study for open pit mining by Chevron Resources reported a historic "reserve" over an open pit area of 460 acres, including the old Union Carbide ISL leach area of :

Tons	Avg eU3O8%	Pounds U3O8
3,229,000	0.125	8,073,000

This resource included the aforementioned Union Carbide DEF factors and a density factor of 18 CF/T as determined from a review of additional core data.

The price of uranium declined dramatically after 1981, and Chevron Resources halted development of the property. Chevron Resources began restoration of the old Union Carbide wellfield and ISL facility in 1986. During the reclamation phase, Chevron Resources accomplished groundwater restoration through ground water sweep, with the excess treated water disposed of on a 90-acre permitted irrigation field. After the irrigation permit expired in 1996, restoration activities were continued through reverse osmosis treatment and disposal of the reject into deep disposal well WDW-134.

In 1991, General Atomics acquired the Palangana Property, as well as other uranium projects, from Chevron Resources. A continuation of Palangana reclamation and restoration activities was conducted by Rio Grande Resources, a General Atomics subsidiary. Dismantling of the process plant, decommissioning of the waste water ponds, and well plugging began in May 1995 and was completed in January 1996 (Jacobi, Palangana report).

In July 1995, the Texas Natural Resources Conservation Commission verified that groundwater had been restored to acceptable levels. In December 1995, the Texas Natural Resources Conservation Commission notified Chevron Resources that the permit for disposal well WDW-134 had been voluntarily revoked. In May 1999, the United States Nuclear Regulatory Commission concurred that all reclamation activities had been completed satisfactorily. General Atomics returned the properties to the lessors in the late 1990s.

As noted above, Everest contemplated acquisition of the Palangana Property in 1980 but abandoned the initiative due to the prevailing low uranium price and perceived restoration liabilities. The recent resurgent uranium market renewed Everest's interest in the Palangana Property, and they acquired the two leases in January 2005.

La Palangana Property - Exploration

The Company commenced drilling activities on July 11th, 2006. The drill program entails two major objectives, the first of which includes definition and delineation drilling to facilitate ISR wellfield design within the existing 43-101 compliant resource of 1,906,000 tons averaging 0.15% eU3O8, yielding 5,701,000 million pounds of eU3O8 The second objective is designed to expand the existing resource through further drilling throughout the more than 6900 acre property. The Company has conducted a comprehensive review of historical drilling that has resulted in the identification of numerous uranium mineralized areas that lie outside of the existing resource area. The first drill hole is an offset of one such mineralized hole drilled by Union Carbide that intercepted 14.5 feet of .297 % eU3O8 at 375 feet resulting in a Grade Thickness of 4.31.

The initial phase of the expansion drilling campaign is a fifty hole program offsetting previously identified targets with 100 foot offsets to an average maximum depth of 600 feet. The objective of the program is to determine the continuity, quality, and quantity of the resource associated with these targets that lie outside of the existing resource area.

La Palangana Property - Mineralization

The NI 43-101 technical report entitled the “Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas” dated November 10, 2005 prepared by Robert E. Blackstone, P.G estimated a 43-101 compliant inferred resource for Palangana, outside of the UCC ISL wellfield, from the UCC and Chevron drill data as follows:

Tons	Avg % eU308	Pounds U308
1,906,000	0.15%	5,701,000

Palangana is a multiple-stage roll front-type deposit that is wrapped around the top of the Palangana Dome in a roughly "horseshoe shaped" configuration. As uranium-bearing ground water moved from west to east through the region, a redox front was created around a subsurface high of reduced rock on top of the dome. This reduced ground resulted from the introduction of hydrocarbons or their derivatives, mainly hydrogen disulfide (H2S), into the Goliad aquifers through fractures and formational seepage above the dome, providing a reducing environment for uranium precipitation.

The Palangana uranium mineralization occurs in the Goliad sandstone unit at depths ranging from 250-400 feet. The favorable sandstone unit is as much as 100 feet thick and is bounded by mudstones. Within this unit are at least six separate sandstone horizons hosting roll-type uranium mineralization. These units are interbedded with mudstones that served as constraining aquitards for uraniferous groundwater movement.

Mineralization occurs as uraninite and is fixed at positions where the migrating uranium-bearing solutions encountered a suitable reluctant. Uranium values in mineralized strata grades from 0.00X% eU3O8 to several percent eU3O8. Mineralized thicknesses range from less than one foot to several tens of feet.

Molybdenum (Mo) is a significant accessory to uranium mineralization, with an erratic distribution. Select core assay reports were reviewed, with assays ranging from a background of approximately 50 ppm to as high as 0.23% Mo. More typically, assays range from 0.02% to 0.04% where molybdenum levels are elevated. It was often but not always in direct association with uranium grade (high Mo with high U3O8); often occurring within a mineralized zone but with the higher Mo grades associated with weaker mineralization of that zone; often occurred above or below uranium intercepts in weak uranium mineralization; or simply as an anomaly unassociated with uranium, probably ahead of the primary ore zone as is typical of other deposits. The molybdenum mineral is likely jordisite, a molybdenum sulfide, since high molybdenum was associated with elevated sulfur, but no documentation of mineralogical analyses were available. Molybdenum was not noted as a problem in the Union Carbide leach stream and Everest has not noted molybdenum as a contaminant in their other Texas operations.

Although there were few selenium assays available, it was also often elevated in the mineralized zones, its grade generally following uranium grades. It does not appear to have a relationship to molybdenum. The highest value observed in core analyses was 0.09%Se associated with a chemical U3O8 grade of 1.8%; Se grades of

0.01% to 0.03% in the mineralized zones were the most common. Background values were generally less than 10 ppm.

Vanadium is not common in the south Texas deposits and the few V2O5 assays available did not show an elevation in mineralized zones over background values of 0.01% -0.03% (personal communication, Oman, 2005).

Moore Ranch Property Wyoming

The following represents information summarized from the Summary Report – Moore Ranch Project, Campbell County, Wyoming, dated June 27, 2006, prepared pursuant to the provisions of NI 43-101 by Douglas Beahm, PE, PG Principal Engineer of BRS Inc. a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101. This report is summarized as follows:

Moore Ranch Property – Description and Location

Moore Ranch Property is located in sections 26, 27, 33, 34, 34 and 36, Township 42 North, Range 75 West; Section 2, 3 and 4, Township 41 North, Range 75 West; and Section 31, Township 42 North, Range 74 West, approximately 50 air miles northeast of Casper, Wyoming. Approximate Latitude 43°35’ North and Longitugde 105° 50’ West.

The Moore Ranch Property was provided by EMC and represents the approximate location of unpatented mining lode claims and mineral leases held by EMC. The land surface consists of both private and state lands. The 124 unpatented mining lode claims, along with three state leases, two private leases, in total comprise of some 3,950 acres as follows:

Property	Township	Range	Section(s)	No. Claims	~ Acreage
SD Claims	T42N	R75W	26,27,33, 34, and 35	124	2,560
0-41007	T42N	R75W	36		640
0-41002	T42N	R75W	31		160
0-40887	T42N	R75W	35		40
Iberlin Lease					300
Moore Family Trust Lease					250
TOTAL					3,950

The claims and leases lie on public lands administered by the U.S. Bureau of Land Management with an annual fee of US$125 per claim and a Wyoming State assessment of US$8.00 per claim. Further work on the claims will require permitting by the BLM and since the area is one already dedicated to industrial activity in the form of uranium mining, it is not anticipated that exploration permits will be especially difficult to obtain.

There are no pre-existing mineral processing facilities or related wastes on the property, however, Conoco did conduct a small test mine pit southwest of the property that has been abandoned and reclaimed.

Moore Ranch Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Moore Ranch Uranium Project is located within the Wyoming Basin physiographic province in the western portion of the Powder River Basin. The site is just south of the Pumpkin Buttes, a series of small buttes rising several hundred feet above the surrounding plains. The buttes are eriosional remnants of the Tertiary White River Formation that is believed to have overlain the majority of the Powder River Basin. The volcanic tuffs in the White River Formation have been cited as the source of uranium in the basin.

The site is located at approximately Latitude 43° 35’ North and Longitude 105° 50’ West on the western side of the Powder River Basin. The area is a low lying plain, roughly 5,300 feet in elevation. Vegetation is characteristically sagebrush and grassland with some pines in elevated terrain and some deciduous trees within drainages. There are three main ephemeral drainages at the site which are tributaries of the Cheyenne River. Historically the land has been used for livestock grazing.

The site is located within the Pumpkin Buttes Mining District which has the first commercial uranium production district in Wyoming. Uranium was first discovered in the Pumpkin Buttes in 1951. Intermittent production from some 55 small mines through 1967 produced 36,737 tons of ore containing 208,143 pounds of uranium. This early mining focused on shallow oxidized ores exploited by small open pit mines. The ore was generally transported to the Atomic Energy Commission buying station in Edgemont, South Dakota. Modern mining in the district was focused on deeper reduced ores. Cogem’s Christensen Ranch and Iriguary Ranch insitu leach uranium mining areas and processing facilities are located within the Pumpkin Buttes district. Approximately 20 air miles from Moore Ranch. These mines have completed successful insitu mining and aquifer restoration in the Wasatch Formation.

The site is accessible via 2-wheell drive on existing county and/or private gravel roads proceeding south 1 to 2 miles from Wyoming Highway 387 approximately 5 miles west of junction of Wyoming Highway 387 and Wyoming Highway 50.

Moore Ranch Property – History

Energy Metals acquired from Mr. Sheriff, prior to his being appointed a director of Energy Metals, several state leases and claim blocks in Wyoming that include the Moore Ranch Property. This acquisition was made pursuant to the exercise of Energy Metals’ right of first refusal granted in the agreement for the Aurora Property and pursuant to an Agreement of Purchase and Sale dated February 18, 2005 made between Mr. Sheriff and Energy Metals. Pursuant to the agreement Energy Metals agreed to issue 1,500,000 Energy Metals Shares as consideration for the acquisition of certain uranium properties comprising the Moore Ranch Property, the KM & KME Blocks, the RM Block, the CD Block, and the BL Block properties and certain other Wyoming properties. Energy Metals issued 500,000 shares of Energy Metals on November 3, 2005, 500,000 shares on January 4, 2006 and 500,000 are to be issued on or before January 5, 2007.

Moore Ranch was previously developed as a joint venture between Conoco, Kerr McGee Uranium, and Wold Uranium with Conoco controlling approximately 50% of the joint venture. As of 1982 Conoco reported expenditures of $3.5 million in acquisition, discovery and delineation of several mineralized areas in the vicinity and in permitting and licensing of a proposed uranium processing facility known as the Sand Rock Mill, to have been located at the Moore Ranch site.

Drill maps show the collar locations. All drilling was vertical and given the relatively shallow depth of most holes (less than 400 feet) downhole drift would be minimal. Conoco delineated 3 planned open pit areas with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property.

Conoco conducted a small test mine pit southwest of the property that has been abandoned and reclaimed. In addition, Conoco developed all required baseline information and applied for both a WDEQ/LQD mining permit and a USNRC Source Material License, including preparation of a Draft Environmental Statement in 1982. Historic mineral resource estimates by Conoco were based on a 3 foot of 0.03 %eU308 or a GT of 0.09 and a 3 foot of 0.05 %eU30 are comparable to the current estimate.

Although access to the Moore Ranch Property deposits by open pit mining would require dewatering of the

Moore Ranch Property – Geological Setting

Uranium mineral resources within and adjacent to the project are found in the Eocene Wasatch Formation. The Wasatch is a fluvial deposit composed of sandstones dispersed with claystones, siltstones, carbonaceous shales, and thin coals which overlies the Paleocene Fort Union Formation, another fluvial sedimentary unit. The coals mined in the Powder River Basin are found in the Fort Union Formation and regionally the Fort Union is also mined for uranium. Within 5 miles to the north the Wasatch is overlain by the White River Formation, however, within the project area the White River is not present and Wasatch or younger Quaternary alluvial deposits are exposed at the surface.

Conoco terminology for the stratigraphic units within the Wasatch are as follows:

The lowest sand units of the Wasatch are referred to as the 10 zone and successively younger units are numbered higher grossly by increments of 10, i.e., 20, 30 and 40 zones etc. The host sand unit at Moore Ranch is 70 zone. Locally overlain by the “E” coal the 70 sand is approximately 80 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization in Section 35 ranges from 100 to 297 feet from the surface and averages approximately 178 feet deep. Mineralization in Section 34 is up to 333 feet deep and averages approximately 252 feet deep.

Ground water levels on the property vary with topography and are reported to be near surface in the alluvial valleys and 100 or more feet deep under adjacent ridges. Based on data in the Conoco WDEQ/LQD mine permit, the top of the 70 sand is at or near the water table in some areas. Specifically in the S ½ of Section 35, T42N, R75W, the water table in the circa 1980 Conoco reports is shown to be as shallow as 5,175 feet above sea level. In this area the upper mineralized zones, representing approximately 3% of the Section 35 mineralization, is some 10 feet below the projected water table.

On June 2006, the author conducted field work on the site, inventorying existing wells and verifying current water levels. Developed and flowing springs were observed in the alluvial valleys in both sections 34 and 35, T42N, R75W. In the adjacent section to the west, Wyoming State Engineer’s records show a water right on a flowing well by Conoco, Permit P9934W, located in the NW ¼ SE ¼, Section 33, T 42N, R75W, confirming that in places ground water is at or near the ground surface.

During the field investigation three wells were located. Historical water levels were available for two of the three wells. Other wells on the property were searched for but either could not be located, had been abandoned, or had been impacted by coal bed methane activities. Water level data for the two wells with comparable data follows:

Well number 1808 located in the SW ¼, NE ¼, Section 34, T42N, R75W. Water level measurements taken in the 1980’s varied from 142 to 145 feet below the ground surface. Water level measured on June 26, 2006 was 147.0 feet below the ground surface.

Well number 1810 located approximately 100 feet north of the ¼ corner of Sections 34 and 35, T42N, R75W. Water level measurements taken in the 1980s averaged 207 feet below the ground surface. Water level measured on June 26, 2006 was 180.2 feet below the ground surface. This represents a rise of approximately 27 feet.

Well number 1808 shows essentially the same water level as measured in the past. In Section 34 water level does not impact suitability of the mineralization to ISL mining as the mineralized zones average 250 feet in depth as compared to water levels in the range of 140 to 150 feet.

Well number 1810 is located in Section 35, T42N, R75W, where the water table in the circa 1980 Conoco reports is shown to be as shallow as approximately 5,175 feet above sea level and upper portions of the mineralization was approximately 10 feet below the water table. However, the June 26, 2006 water level measurement shows the ground water to be at a current elevation of approximately 5,202 above sea level or some 37 feet above the upper mineralized zones. It is not known what conditions would cause an increase in ground water level nor is a single data point conclusive evidence for such an increase, but such an increase does indicate more favorable conditions for ISL mining with respect to the relationship of the mineralization to the water table.

Recommendations of this report include the confirmation and expansion of previous hydroligcal investigations and studies including verification of pump test data and determination of current ground water levels and quality.

Moore Ranch Property – Mineralization

The host known for mineralization at the site is referred to as the 70 sand of the Eocene Wasatch Formation. The Wasatch is a fluvial deposit composed of sandstones dispersed with claystones, siltstones, carbonaceous shales, and thin coals. The 70 sand is up to 80 feet thick, however, mineralization in any given hold seldom exceeds 25 feet. Uranium mineralization at the Moore Ranch Uranium Project is typical of the Wyoming Sandstone Roll-Front mineralization.

The Moore Ranch Uranium Project was extensively explored from the 1970s through the mid 1980s with the principal exploratory work and drilling completed by Conoco Minerals Corporation. Conoco conducted extensive drilling on the lands currently held by EMC including the delineation of 3 areas of mineralization as planned open pit mines with drilling on 50 foot centres (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes on the property. Mineral resource estimates are based on radiometric equivalent uranium grade as measured by geophysical logs and verified by core drilling and chemical analyses.

The mineralization is closely drilled, approximately fifty foot centres throughout the majority of the area. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and apparent continuity of the mineralization along trend the mineral resource estimate meets the criteria as measured mineral resources under the CIM Standards on Mineral Resources and Reserves. Mineral resources are reported based on GT cutoffs of 0.10, 0.25 and 0.50. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted below. On area, the s1/2_Sec. 34 T42N R75W, has scattered drilling from which mineral resources may be estimated meeting the criteria as inferred mineral resources under the CIM Standards on Mineral Resources and Reserves. Inferred mineral resources for this area were calculated at the 0.25 GT cutoff.

The current mineral resource estimate is:

Measured Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	6,276,131	3,116,628	0.101
0.25	5,879,632	2,950,306	0.100
0.50	5,237,319	2,531,078	0.103

Inferred Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.25	89,000	43,600	0.102

Moore Ranch Property – Exploration and Development

Energy Metals has not carried out any exploration and development work on the Moore Ranch Property.

According to the Moore Ranch report, there is sufficient potential to develop zones of mineralization on the Moore Ranch Property that may be amenable to in situ leaching that further exploration work is well justified.

Energy Metals has acquired extensive database information on previous exploration and development on the Moore Ranch Property. Prior to conducting the exploration work recommended in the Moore Ranch report, Energy Metals intends to complete the compilation of the technical information.

Red Rim Project - Wyoming

The following represents information summarized from the Technical Report– Red Rim Project, Sweetwater County, Wyoming, United Stated dated June 14, 2006, prepared pursuant to the provisions of NI 43-101 by Douglas Beahm, PE PG. Principal Engineer, BRS Inc., an independent qualified geological and engineering consulting firm.

Red Rim Project– Description and Location

The Red Rim is located in Sections 6, 8 and 18, Township 19 North, Range 90 West and Section 12, Township 19 North, Range 90 West and Section 12, Township 19 North, Range 91 West approximately 20 air miles southwest of Rawlins, Wyoming.

Land Ownership consists of Federal lands administered by the United States Bureau of Land Management, State lands, and private lands. The project is located within what is referred to as the “Checkerboard” which is a strip of land along the Union Pacific Railroad Right-of-Way in which alternate sections of land were originally deeded to the railroad. The original railroad lands are generally the odd sections with the even sections being either federal or state lands. The railroad lands are generally controlled by Anadarko Petroleum. Mineral ownership generally follows the same pattern with the private surface having private minerals and the public lands having public minerals.

The 1,000 claims held by EMC are unpatented mining lode claims, and are located on federal lands and are referred to as the SC claims 1 through 35. They were located by EMC and are not known to have any encumbrances or royalties. EMC acquired an additional 18 claims, referred to as the F Claims F336 through F353. These mining lode claims will remain the property of EMC provided the required filings and annual payments are made with the Carbon County and the US Bureau of Land Management. Legal surveys of unpatented claims are not required and have not been completed.

EMC also controls an additional 337 unpatented mining lode claims in the vicinity, comprising approximately 6,900 acres.

There are no pre-existing mining and/or mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling on the property, the operator will be required to obtain permits from the State of Wyoming Department of Environmental Quality and the BLM. Mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission.

Red Rim Project– Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Red Rim is located within the Wyoming Basin physiographic province in the southeastern portion of the Great Divide Basin. The site is near the Wamsutter Arch, which divides the structural Great Divide and Washakie basins. Regional structural features also include the Rawlins uplift and the Granite Mountains to the north and the Sierra Madre uplift to the south.

The site is located at approximately Latitude 41° 39’ North and Longitude 107° 34’ West. The principal physiographic features in the immediate vicinity are the Red Rim, a prominent low-lying ridge with a southwestern/northeast orientation, and Separation Creek, which generally forms the southern boundary of the project. Elevations range from approximately 6,000 to slightly over 7,000 feet above mean sea level. The area is arid with less than 10 inches of average rainfall annually. Prevailing winds are from the southwest to the northeast. The majority of the annual precipitation occurs during the spring months as either rain or snow. The site is generally accessible year round. Although weather conditions could impede travel occasionally, there are no significant impediments to mine development due to typical weather conditions. The area is rangeland with vegetation consisting primarily of sagebrush and grasses.

The site is accessible via 2-wheel drive via three different routes. The Daley and Hadsell roads which proceed south from Interstate 80 to the site, and Carbon County Road 605 which proceeds approximately 23 miles southwest from Rawlins along Hogback Ridge. The shortest route to the site is to proceed west on I-80 eleven miles to the Daley road, then travel south for approximately 8 miles. However, this road is private in portions and access may be limited.

Red Rim Project– History

The strongly altered hematite stained outcrop, from which the Red Rim derives its name, attracted early mineral locators to the area seeking Wyoming standstone roll-front type deposits. In 1970, based on the similarities to Powder River Basin lithology, surface alteration, and gamma anomalies at outcrop, Kerr McGee first located claims in the general vicinity followed closely by Union Carbide. Both companies conducted exploration and drilling programs and reportedly encountered alteration and mineralization at depth. However, by 1974 these early claims were dropped. In 1974 both Timberline Minerals and Wold Nuclear located claims in the gernal area. Union Carbide subsequently leased the Timberline Minerals property and later in 1976 entered a joint venture agreement with Rocky Mountain Energy, a subsidiary of the Union Pacific Railroad, for the alternate sections of private lands in the area.

Union Carbide conducted an exploration and drilling program on the property through 1981, completing a total of some 282 drill holes totaling about 477,565 feet. In addition data was acquired for another 50 drill holes. Thus, overall the available data, at the time this report was prepared, consisted of drill intercept data from 332 drill holes for which geophysical logs with gamma, resistivity, and spontaneous potential, from 185 rotary drill holes and 2 diamond core holes are available. Of the total drilling completed in the vicinity, 136 rotary drill holes and 2 core holes are located within EMC’s current mineral holding. Of these 138 drill holes, 42 are barren or contain only trace mineralization and the remaining 96 are mineralized.

Historic economic studies were conceptual and were based on conventional underground mining. No specific mine plans or environmental permits (other than for drilling) have been developed for the property. Historic mineral resource estimates by Union Carbide encompassed a greater area than that currently held by EMC and are therefore not directly applicable to the present property. What is notable from historic mineral resource estimates is the average thickness and grade reported. Historic mineral resource estimates considered for underground mine development were calculated by polygonal methods at cutoffs of 6 feet with a minimum grade of 0.06% eU3O8 > .36) and 6 feet with a minimum grade of 0.10 % eU3O8 (GT >.6). The average thickness and grades from these estimates were 5.7 feet at an average grade of 0.149% eU3O8 and 5.5 feet at an average grade of 0.196% eU3O8.

Red Rim Project– Geological Setting

The host formation for known mineralization at the site is the lower 500 to 700 feet of the Palecene Fort Union Formation. In the area, the Fort Union is a medium to coarse grained arkosic sandstone with local conglomeritic zones grading upward to thinner interbedded sandstones, siltstones, carbonaceous shales, and coals. The Fort Union is unconformably underlain by the Cretaceous Lance Formation and regionally overlain by the Eocene Wasatch Formation. At the site, dominant surface exposures are Fort Union or Quaternary alluvial deposits. The Lance contact is exposed just east of the area and the Wasatch contact is exposed several miles to the west.

The general post-Cretaceous geologic history of the area began with the Laramide Orogeny that divided the region into a series of downwarped basins separated by adjacent uplifted blocks. At this time, the major regional structural features and contemporary basins of the Wyoming Basin physiographic province were formed. Rapidly subsiding portions of the basins received thick clastic wedges of predominately arkosic sediments, while larger, more slowly subsiding portions of the basins received a greater proportion of paludal and lacustrine sediments. Beginning in mid-Eocene and increasing in the Oligocene, regional volcanic activity contributed significant amounts of tuffaceous materials to local sediments. Deposition probably continued through the Miocene but post-Miocene erosion has completely removed the Oligocene and Miocene units at the site.

The source of sediment in the host formation at the site is not known in absolute terms. Regionally sediment was probably received both from northern sources, the Rawlins uplift and the Granite Mountains, and from southern sources, the Sierra Madre uplift. Paleocurrent studies conducted by Union Carbide and reported in their 1978 annual report indicate a northern source for at least the lower units of the Fort Union Formation. This study also concludes that the depositional environment changes from a braided stream pattern along the northern portions of the Red Rim to a more meandering stream pattern of deposition near Separation Creek in the southern portions of the site. North of Separation Creek, the basal portion of the Fort Union is a prominent ridge-forming unit that is composed of dominantly arkosic sandsonte which is often altered. South of Separation Creek, the formation becomes less resistant, is composed of sub-arkosic to quartzose, and is generally not altered. This change in lithology may reflect a facies change between the northern and southern sources derived sediments. If as available data indicates, the source of sediment for the host is from the north i.e. Granite Mountains, this could represent a direct link to the possible source of uranium. Several of the major uranium districts in Wyoming including the Gas Hills, Shirley Basin, Great Divide Basin, Crooks, Gap, and the southern Powder River Basin received sediment from the Granite Mountains. For each of these districts one of the potential sources of uranium is cited as the Granite Mountains. The two sources of uranium for the Red rim are the Granite Mountains and leaching of Oligocene and Miocene volcanics.

Red Rim Project– Exploration

Energy Metals has not yet conducted its own exploration of the Red Rim Property, however

Red Rim Project– Mineralization

The Mineral Resource Report estimates an indicated mineral resource of 1,142,449 pounds of eU3O8 contained in 336,655 tons at an average grade of 0.170 % eU3O8 and an additional inferred mineral resource of 1,539,447 pounds of eU3O8 contained in 472,988 tons at an average grade of 0.163 % eU3O8. This mineral resource estimate is based on historical data from 136 rotary drill holes and 2 core holes comprising a total drilled footage in excess of 300,000 feet completed by the Union Carbide Mining and Metals Division (UCC) in the 1970’s and 1980’s.

Mineralization on the Red Rim Property is typical of the Wyoming Sandstone Roll-Front. Measurement of the uranium concentrations in the drill holes was calculated from calibrated natural gamma geophysical logs. Radiometric equilibrium was assumed based on limited data and the geologic character of the mineralization. A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed. For indicated mineral resources the mineralized trend was bracketed by drilling. For inferred mineral resources, where the mineralized trend was not fully defined by drilling, the trend was interpreted based upon the character of geophysical logs and lithologic data.

The Mineral Resource Report addresses mineralization within a single sandstone horizon in the Lower Fort Union Formation. Individual intercepts were combined to represent the GT for each hole in that horizon. Some drill holes contained mineralization outside this horizon but were not included in the mineral resource estimate. The location of the mineralized zone in each drill hole was taken to be the top of the mineralization. Once the data was reduced the location of the oxidation/reduction boundary was interpreted, as well as, the 0.5, 0.25 and 0.1 GT limits. The data was contoured and the area measured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; and the results summed. Along the mineralized trend where drill data bracketed the mineralized trend, the mineral resource was defined as indicated. Where the trend was not bracketed fully by drill data but could be reasonably interpreted from available data, the mineral resource was defined as inferred.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current insitu leach (ISL) operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated indicated and inferred mineral resources:

Indicated Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	1,185,402	376,200	0.158
0.25	1,142,449	336,655	0.170
0.50	971,783	254,329	0.191

Inferred Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	1,597,651	525,661	0.152
0.25	1,539,447	472,988	0.163
0.50	1,307,412	362,398	0.180

The original radiometric drill data was available as a paper record. This data was input as electronic data via a spreadsheet into the computer programs utilized in the development of this report. Data entry was checked and confirmed. Drill hole locations were scanned and digitally rectified. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was confirmed from available geophysical logs. Geologic interpretation and correlation of lithology was completed by the author by personally examining each drill log.

A minimum cutoff grade of 0.02 %eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Red Rim data are typical of Wyoming Sandstone Roll-Front mineralization.

Mineralization is present on adjacent properties. This information was not utilized in the development of the Mineral Resource Report; however, the author’s regional knowledge of the mineralized trend location did affect the interpretation of data utilized. Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

EMC controls an additional 338 unpatented mining lode claims (F Claims) northwest of the property, comprising approximately 6,900 acres and a mineral lease from the State of Wyoming for Section 36, Township 20 North, Range 91 West. Historical drilling and geologic interpretation has identified a potential extension of the known mineralization along a trend of approximately 15 miles.

Peterson Uranium Project - Wyoming

The Peterson Uranium Project, Mineral Resource Report dated June 27, 2006 is authored by Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101. This report is summarized as follows:

Peterson Uranium Project – Description and Location

The Peterson Uranium Project is located in Sections 19 and 30, Township 34 North, Range 72 West, Sections 14, 23, 25-27 and 34-36, Township 34 North, Range 73 West and Sections 1 and 2, Township 33 North, Range 73 West approximately 36 air miles east of Casper, Wyoming. Approximate Latitude 40° 35’ North and Longitude 105° 52’ West.

The unpatented mining claims held by EMC and the one state lease; in total comprise some 3,269 acres. The land surface consists of both private and state lands. EMC controls three claim blocks referred to as PAR claims, L claims and GL claims, and a State of Wyoming lease as follows:

Property	Township	Range	Section(s)	No. Claims	~ Acreage
PAR	34N	73W	29, 30, 31,32	89	1,745
GL	34N	73W	19, 30	38	661
L	34N	73W	14,23	12	219
Section 36	34N	73W	36	NA	644
TOTAL					3,269

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of the Company provided we adhere to required filing and annual payment requirements with Converse County and the Bureau of Land Management. Legal surveys of unpatented claims are not required and have not been completed.

There are no pre-existing mining and/or mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling of the property, EMC will be required to obtain permits from the State of Wyoming Department of Environmental Quality, Land Quality Division and mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing or uranium would require a source materials license from the US Nuclear Regulatory Commission.

Peterson Uranium Project –Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Peterson Uranium Project is located within the Wyoming Basin physiographic province in the south protion of the Powder River Basin. The site is near the Deep Basinal Axis. Regional structural features also include the Laramie Mountains to the south, Casper Arch to the west, and the Black Hills and Hartville Uplift to the east.

The site is located at approximately Latitude 40° 35’ North and Longitude 105° 52” West in the southern ed of the Powder River Basin and within the drainage basin of the North Platte River which lies approximately 1 mile south of the project. The area is a low lying plain, roughly 5,000 feet in elevation. Vegetation is characteristically sagebrush and grassland. Historically the land has been used for livestock grazing.

The site is accessible via 2-wheel drive via two different routes.

Peterson Uranium Project –History

Peterson, et al, conducted the initial exploration and drilling program on the property. Arizona Public Service Company acquired an option on the property in 1978 and retained the Nuclear Assurance Company to conduct drilling and feasibility studies on the property. The feasibility report was completed in 1979. Additional development drilling was completed by Malapai Resources in performance of annual claim assessment work at least through 1986. Of the total drilling completed in the vicinity data from 1,671 rotary drill holes and 29 diamond core holes were available for the technical report. From this database 1,458 rotary drill holes and 29 diamond core holes are located within EMC’s current mineral holding. The mineral resource estimate contained was based on 786 mineralized holes of which 645 contained mineralization in excess of the minimum GT cutoff.

Historical mineral resource estimates by Malapai Resources Company were based on a 4 foot of 0.03% eU308 or a GT of 0.12 and are comparable to the current estimate.

Peterson Uranium Project –Geological Setting

Uranium mineral resources within and adjacent to the project are found in the upper portions of the Paleocene Fort Union Formation. The Fort Union Formation is a fluvial sedimentary stratigraphic unit consisting of fine to coarse grained arkosic sandstone which is interbedded with siltstone, mudstone, and carbonaceous material. The coals minded in the Powder River Basin are also in the Fort Union Formation and are being mined some 20 miles to the west at the Glencrock Coal Mine and at numerous mines 40 miles or more north of the project. The Fort Union formation overlies the Cretaceous Lance Formation, a dominantly marine sedimentary formation. Regionally the Fort Union is overlain by the Tertiary Wasatch Formation, however, within the project area the Wasatch is not present and the Fort Union or younger Quaternary alluvial deposits are exposed at the surface.

Peterson Uranium Project –Exploration

Energy Metals has not yet conducted its own exploration on the property.

Peterson Uranium Project –Mineralization

Seven distinct mineralized trends are defined by drilling on the PAR Claims and two on the GL claims. These trends are within the B, C and D sands of the Fort Union Formation and are separated vertically and spatially. Separate mineral resource estimates were completed for each separate mineralized trends and within each host sand unit. Within the distinct mineralized zones, individual intercepts were combined to represent the GT for the hole within that zone. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed. Mineralization for each of the nine separate mineralized areas was defined as measured or indicated in accordance with CIM standards based on the continuity of mineralization. Drill density was consistent across the property.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current ISL operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated measured and indicates mineral resources.

Measured and Indicated Mineral Resources:

CIM Category	GT	Pounds	Average Grade	Tons

	Minimum	U3O8	% U3O8
	0.10	2,140,441	0.074	1,448,148
Measured Mineral Resource	0.25	1,576,337	0.088	895,560
	0.50	1,017,656	0.107	475,836

	0.10	412,793	0.074	277,838
Indicated Mineral Resource	0.25	261,864	0.119	109,995
	0.50	132,043	0.193	34,278

	0.1	2,553,234	0.074	1,725,986
Measured & Indicated Mineral Resource	0.25	1,838,201	0.091	1,005,555
	0.5	1,149,699	0.113	510,114

The original radiometric drill data was available as a paper record. This data was input as electronic data via a spreadsheet into the computer programs utilized in the development of this report. Data entry was checked and confirmed. Drill hole locations were input from coordinate listings and plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. Radiometric log interpretation was spot checked by the author for the higher grade intercepts and as previously discussed the historic log interpretation followed standard methods. Drill data is based on interpretation of downhole geophysical logs consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs. Natural gamma was used to measure uranium concentrations. Geophysical logging was dominantly provided from a commercial vendor, Century Geophysical. Calibration of the logging trucks was routinely conducted at Department of Energy facilities. Data in the possession of EMC includes the original geophysical logs, a log interpretation calculation sheet for each drill hole, and a lithologic log for each drill hole. Also, included in EMC’s database are the results of chemical analysis from 29 core holes including copies of commercial laboratory certificates.

A minimum cutoff grade of 0.02 %eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation.

The continuity of mineralization both with respect to thickness and grade is good along the axis of the mineralized trend, near the oxidation/reduction interface. Mineralization is less continuous within the altered interior portion or “tail” area of the mineralization. Variations in mineralized thickness and grade observed from the Peterson data are typical of Wyoming Sandstone Roll-Front mineralization.

Mineralization is present on adjacent properties. Current uranium production in Wyoming is from ISL mining operations in the Powder River Basin, located just north of the Peterson Uranium Project. PRI’s Highland Uranium ISL operation is located approximately 14 miles to the northwest. Teton Minerals conducted an ISL pilot operation at the Leuenberger Project approximately 4 miles to the west. A 1985 report by Malapai Resources proposed consolidation of properties within the vicinity (10 – 15 miles radius) into a large mining unit with the Peterson and Leuenberger projects as the central focus. Within a 12 mile radius of the Peterson Uranium Project EMC controls mineral rights to over 5,500 acres of mining claims and leases including EMC’s holding in T34N, R74W that encompasses portions of Malapai’s former Leuenberger project.

Antelope Property Wyoming

Antelope Property – Description and Location

Energy Metals acquired several claim blocks in Wyoming that are included in the Antelope Property from Mr. Sheriff pursuant to an Amended and Restated Agreement of Purchase and Sale dated October 25, 2004, prior to his becoming a director of Energy Metals. The agreement with Mr. Sheriff also included the Jab, the Twin Buttes, the Western Sheep Mountain, the Wate Pipe and the Cyclone properties and certain other Wyoming properties. In consideration for the properties Energy Metals agreed to issue Mr. Sheriff 1,250,000 shares of Energy Metals in three separate tranches, all of which have been issued.

The following represents information summarized from the Summary Report – Antelope Uranium Project dated January 10, 2005, prepared pursuant to the provisions of NI 43-101 by B. Ainsworth, P.Eng. of Ainsworth-Jenkins Holdings Inc., an independent qualified geological and engineering consulting firm.

The Antelope Property has been the subject of significant exploration for uranium from the 1950’s to the 1970’s. In excess of 1,300 drill holes are reported to have been completed by Newpark Resources and others. The resource was not fully defined at that time and no additional drilling has been reported since 1979. Preliminary evaluation suggested that parts of this resource may be amenable to in situ leach technology.

The claims lie on public lands administered by the BLM with an annual fee of US$125 per claim and a Wyoming State assessment of up to US$8.00 per claim. Further work on the claims will require permitting by the BLM and since the area is one already dedicated to industrial activity in the form of uranium mining, it is not anticipated that exploration permits will be especially difficult to obtain.

Antelope Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Antelope Property is located near the Continental Divide in Central Wyoming and can be reached by good a clay road from Jeffrey City to the north and Bairoil to the east, both approximately 10-12 kilometers from the claim blocks.

The area has a dry climate, typical of the basin and range country that extends from eastern Oregon to northern Arizona. Winters are relatively cold having temperatures as low as 35° C with nominal snowfalls of 10 to 20 cms in the months of December and January. Summer may have temperatures reaching 35-40° C and are fairly dry, with precipitation ranging from 10 to 20 mm per month. The actual operating season for basic exploration purposes is from March to November. Road closures due to extreme winds may cause delays in access and occasional rainstorms can make the clay roads impassable unless the surface has been capped with sufficient gravel.

The claims cover the area of the Great Divide Basin that is characterized by internal drainage and low relief. With the exception of a few low hills most of the local relief is less than 30 meters (100 feet) in a general elevation of about 2,300 meters (6,900 feet). Very few trees stand on the windswept prairie surfaces where the dominant vegetation is a type of sagebrush. The access for drilling represents very little challenge except during break-up or after occasional rainy periods because of the clay soils and unsealed roads.

The nearest power lines come into the area from Bairoil and Jeffrey City, and cross the area to service the Sweetwater uranium mill and the area of the former Sheep Mountain mine. Both of these communities are small but might offer some labour for future operations. The Sweetwater mill is on care and maintenance at this time and might be suitable for the treatment of uranium ores from the Antelope Property.

Antelope Property – History

The Antelope Property is located within the Great Divide Basin which was subject to a major exploration effort during the early development of the nuclear industry in the 50’s, and subsequently in the uranium exploration of the late 70’s. During the latter period several properties in the area were taken to feasibility studies and some to production.

The original interest in the area was prompted by the discovery at Hadsell Crossing, some time before 1936, of an unidentified yellow mineral by Mrs. Minnie McCormick of Wamsutter. This mineral was eventually identified as schroeckingerite, a hydrated fluoro-carbonate-sulphate containing uranium.

Previous exploration of the Antelope Property was carried out by Newpark Resources, Nedco, Teton Energy Corp. and others. According to information provided by the vendor, uranium mineralization occurs in several roll fronts within the Browns Park formation. In excess of 1,300 drill holes are reported to have been completed.

Antelope Property – Geological Setting

The Antelope Property is located in the Great Divide Basin, which is underlain by the Tertiary Battle Spring Formation. This formation has a thickness, regionally, of up to 1,575 m (5,200 feet), with its principal lithologies being massive sandstone units that are generally buff to brown if oxidized and grey to green if unoxidized. The sandstone is a poorly sorted unit with medium to coarse grained, arkosic, subangular to angular sand clasts. Some claystone, siltstone and carbonaceous shales are interbedded in the sandstones.

Outside the project area, the Battle Spring Fm. is overlain by the Bridger Formation, which is comprised of claystones and siltstones of Upper Eocene age. The Battle Spring Fm. is shown in oil wells of the area to be intercalated with carbonaceous shales and claystones of the Green River Formation. This unit is a black shale which is noted for its high metal concentrations, particularly zinc, vanadium and molybdenum. Beneath the Battle Spring Fm., the Fort Union Formation forms an impermeable barrier to downward solution migration, being comprised of fine-grained sandstones and siltstones with some carbonaceous shales and coal beds.

In regional terms the Tertiary sediments overly a thick (2000 m) sequence of Mesozoic and Paleozoic sediments that cover PreCambrian crystalline rocks in the basement.

The Antelope Property lies in a major synclinal valley formed during the Laramide Orogeny. The Battle Spring sandstones are the product of the erosion of a uraniferous granitic massif that flanks this valley.

Antelope Property – Mineralization

The deposit is classified as a solution front or roll front style of mineralization produced as a result of uranium dissolution and transport by oxidizing ground waters and subsequent deposition at an irregular, active boundary where a reducing environment balances the oxidative capacity of the ground waters. Controls for the formation of this type of deposit include a moving aquifer confined between horizontal aquitards, oxygen rich water in the aquifer, some soluble species of uranium minerals and disseminated sulphides or other reductants such as carbon rich material in the unoxidized aquifer.

Uranium is progressively dissolved by the oxidizing water being recharged from the surface and transported to the chemical front at which the oxygen has been exhausted by the reductants in the sandstone. The loss of pyrite due to oxidation has potential to be a characteristic that could be mapped by induced polarization surveys.

Antelope Property – Exploration and Development

Energy Metals has acquired extensive database information on previous exploration and development on the Antelope Property. Prior to conducting the exploration work recommended in the Antelope report, Energy Metals intends to complete the compilation of the technical information.

Effective July 10, 2006 Energy Metals completed the business combination with Quincy Energy Corp. by way of plan of merger. Through the acquisition, the following properties were acquired:

Aurora Property Oregon

Aurora Property – Description and Location

The Aurora Property is located in southern Oregon 3 miles from the Nevada border, about 10 miles west of the small border town of McDermitt, Nevada. Energy Metals acquired the Aurora Property pursuant to an Agreement of Purchase and Sale and Grant of Right of First Refusal dated July 19, 2004 made with William M. Sheriff, prior to his becoming a director of Energy Metals. Pursuant to the agreement, Energy Metals was granted the right to acquire all of Mr. Sheriff’s interest in various uranium properties, in consideration for the issuance of 1,000,000 Energy Metals Shares to Mr. Sheriff. The Aurora Property is subject to a 1.5% NSR payable to Kevin Linville of Durango, Colorado. In addition to the Aurora Property, Energy Metals also acquired, pursuant to the agreement, the Velvet property in Utah and properties in Wyoming, Arizona and South Dakota.

Energy Metals entered into an Option-Joint Venture agreement with Quincy dated May 18, 2005 granting Quincy the right to purchase up to a 75% interest in the Aurora Property. Quincy had the right to earn a 51% interest in the Aurora Property by incurring $2,000,000 in exploration expenditures by May 19, 2009 and issuing 2,000,000 of its shares to Energy Metals, of which 1,000,000 shares have been issued and the balance is to be issued in three equal tranches on the anniversary date of the agreement. An additional 24% interest may be earned Quincy funding development on the Aurora Property through to feasibility.

The unpatented Federal claims comprised in the Aurora Property are registered in the name of EMC and are described as follows:

Claim Name	County Instrument	BLM Serial #
New U #11	97-8460	153217
New U #12	97-8461	153218
New U #13	97-8462	153219
New U #14	97-8463	153220
New U #15	97-8464	153221
New U #16	97-8465	153222
New U #17	97-8466	153223
New U #18	97-8467	153224
New U #19	97-8468	153225
New U #20	97-8469	153226
New U #21	97-8470	153227
New U #22	97-8471	153228
New U #23	97-8472	153229
New U #24	97-8473	153230
New U #25	97-8474	153231
New U #26	97-8475	153232
New U #27	97-8476	153233
New U #28	97-8477	153234
New U #29	2006-2238	160405
New U #30	2006-2239	160406
New U #31	2006-2240	160407
New U #32	2006-2241	160408

Claim Name	County Instrument	BLM Serial #
New U #33	2006-2242	160409
New U #34	2006-2243	160410
New U #35	2006-2244	160411
New U #36	2006-2245	160412
New U #37	2006-2246	160413
New U #38	2006-2247	160414
New U #39	2006-2248	160415
New U #40	2006-2249	160416
New U #41	2006-2250	160417
New U #42	2006-2251	160418
New U #43	2006-2252	160419
New U #44	2006-2253	160420
New U #45	2006-2254	160421
New U #46	2006-2255	160422
New U #47	2006-2256	160423
New U #48	2006-2257	160424
New U #49	2006-2258	160425
New U #50	2006-2259	160426
New U #51	2006-2260	160427
New U #52	2006-2261	160428
New U #53	2006-2262	160429
New U #54	2006-2263	160430
New U #55	2006-2264	160431
New U #56	2006-2265	160432
New U #57	2006-2266	160433
New U #58	2006-2267	160434
New U #59	2006-2268	160435
New U #60	2006-2269	160436
New U #61	2006-2270	160437
New U #62	2006-2271	160438

On an annual basis, each of these claims requires a rental payment of $125 to the Federal Government, payable by August 31. In the event this payment is not made in any year, Energy Metals may lose title to each claim for which the rental is not paid.

Prior to commencing exploration and development work on the Aurora Property, Quincy engaged Dr. Gregory Myers, Ph.D, AUSIMM Chartered Professional Geologist, an independent qualified geologist, to review the historical resources on the Aurora Property in the context of NI 43-101 and to upgrade the historical resources to a resource category that is defined by NI 43-101. Dr. Myers then prepared a technical report for Energy Metals on the Aurora Uranium Project, Malheur County, Oregon, dated September 30, 2005.

The following represents information summarized from the Aurora report.

Aurora Property - Location and Access

The Aurora Property covers an area of 360 acres, totalling approximately 182.1 hectares comprised of 18 unpatented lode claims designated the New U Claims 11-28. Energy Metals has recently acquired an additional 34 lode claims surrounding the project area to ensure total coverage of the resource, close any gaps with neighboring land owners, and secure areas critical to future exploration and development activities. The existing and newly acquired claim block consists of 52 lode claims covering 1,040 acres, covering approximately 526 hectares.

Aurora Property – Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aurora Property occurs on the alluvial fan and gently rolling hills on the southern flank of the Trout Creek Mountains and just south of Flattop Mountain, southern Oregon. Elevations range from 5200 to 5400 feet above sea level. Vegetation consists of low desert sage and thin grasses in an arid, high desert climate. The Aurora Property area is cut by tributaries of Cottonwood and McDermitt Creeks.

The Aurora Property is accessed from Highway 95 at McDermitt, Nevada. A paved road goes west from the town of McDermitt and continues west, becoming an improved dirt road approximately 4.3 miles from the Highway 95 turnoff. The improved dirt road continues approximately 7 miles to the Aurora project area. Dirt roads provide good access to the project area.

McDermitt is located on US Highway 95 which provides access to Reno, Nevada to the south and Boise, Idaho to the north, which are the closest major transportation and support hubs, approximately 240 and 180 miles from the project area, respectively.

The climate of the Aurora Property area is typical of the high Nevada desert with summer temperatures commonly in the high 90'so F. Winter temperatures can reach below 0o F.. Rain and snow are minimal, averaging less than 8 inches per year. The operating season is rarely affected by weather conditions at the numerous operating Nevada mines in the equivalent climatic zone.

The surface rights of the Aurora Property area are controlled by the U.S. Bureau of Land Management and have not been removed from development or under other restrictions. The Aurora Property is situated 6 miles west of the 24,000 KVA Harney Electric Cooperative Substation that serviced the McDermitt mercury mine. A low tension power line crosses the southern edge of the Aurora Property and groundwater is abundant. Surface water is absent except during extended periods of rain. The terrain is relatively flat with a dry creek bed cutting the mineral zone. Excellent areas exist for potential mine facilities, mineral processing areas, and waste dumps. A skilled workforce exists within a 200 mile radius in Nevada and Oregon.

Aurora Property – History

Locke Jacobs staked the original Aurora claim block in 1977. Placer Amex entered into a joint venture with Jacobs and maintained the claims in good standing until 1990, at which time they were allowed to lapse. Mr. Sheriff, prior to his appointment as a director of Energy Metals, restaked the New U claims in 1997 and has maintained the claims in good standing. Energy Metals entered into an agreement to purchase the Aurora Property and completed an initial 43-101 report entitled Geological Report for Clan Resources Ltd., Aurora Project, Malheur County, Oregon, dated September 14, 2004, prepared by B. Ainsworth, P.Eng. of Ainsworth Jenkins Holdings Inc., an independent qualified geological and engineering consulting firm.

Uranium exploration on the Aurora Property area began as an offshoot of mercury and gold exploration efforts around the Bretz Mine. Placer had a limited reconnaissance program during 1974 and 1975. The program did not look promising and interest quickly ended.

Locke Jacobs completed an airborne geophysical survey over the area in 1977. Ground follow-up of a radiometric anomaly identified uranium mineralized outcrops. Locke Jacobs then staked claims on what became the Aurora prospect. Jacobs completed at least 90 drill holes in 1977 and 1978 totalling about 32,630 feet. The initial drilling program intersected a flat-lying mineralized zone, which in places was over 100 feet thick and assay averages were approximately 0.05% eU3O8.

Placer Amex entered into a joint venture agreement with Locke Jacobs in 1978 and continued uranium exploration on the claim block. Placer Amex completed approximately 447 rotary drill holes totalling about 151,590 feet, as well as 25 diamond drill holes totalling about 6,650 feet. The 562 drill holes completed by Locke Jacobs and Placer Amex were radiometrically logged by Century Geophysical Corp.

Placer Amex completed a pre-Feasibility study for the Aurora Project in 1980 and stated a mineral “reserve” of 16.8 million tons grading 0.048 % eU3O8, using a cutoff grade of 0.03% eU3O8 and a total of 22 million tons grading 0.043% eU3O8, using a cutoff of 0.025% eU3O8.

The “reserve” was estimated with a simple polygon calculation method summing the five foot mineralized composites above the stated cutoff grade. The average grade was calculated for the drill hole and applied to the polygon volume. The number of calculated pounds of U3O8 and polygon tons were summed from each polygon to calculate an average grade.

Aurora Property – Regional Setting

The Aurora Property is within the Miocene McDermitt caldera system straddling the Oregon-Nevada border. The McDermitt caldera is approximately 30 miles long north to south and 20 miles wide east to west, and consists of at least five nested ring fracture systems. The oldest rocks in the region of the caldera are intrusive rocks of Cretaceous age. A granodiorite pluton outcrops along the western margin of the caldera. Early Miocene age basalt, andesite, and dacite flows erupted 18 to 24 mybp and lie unconformably upon the eroded granodiorite pluton, and appear to be the earliest volcanic rocks related to the caldera complex. Collapse of the caldera occurred about 16 mybp as the result of explosive eruptions of peralkaline ash flow tuff which began about 18 mybp. Voluminous rhyolitic to peralkaline ash flow tuffs were erupted from 15.8 to 17.9 mybp.

The volcanic rocks are dominated by ash flow sheets and with lesser volumes of andesitic to dacitic lava flows. The ash flow sheets are generally densely welded and are often difficult to distinguish from the dacitic flows. Rhyolitic ring domes and resurgent domes are associated with each of the nested caldera systems and often display banded or porphyritic textures.

Lacustrine sedimentary rocks consisting of tuffaceous sandstone, siltstone, shale, and claystone, with local chalcedony beds occur in restricted basins within the calderas. Lakebeds directly overlie dacitic lavas as well as rhyolite welded tuff and occupy about 20 percent of the interior of the caldera. Lake sediments generally fill moat-portions of the calderas and tend to be thickest near the ring fracture zones.

Aurora Property – Geological Setting

The Aurora Property area is covered with a thin veneer of alluvium overlying lake bed sediments. The lake sediments are generally tuffaceous but in places are complexly interbedded with the Aurora dacitic flows. The Lake Sediments overlie the Aurora flows with a contact that is abrupt in some areas, with thick flows marking the bottom of the sediments or by gradually increasing volumes and thicknesses of the dacitic flows and tuffs. The flows generally become more massive or compact near the contact with the underlying rhyolitic welded tuffs and flow domes. Cross sections in the Aurora area illustrate the generalized geologic relationships between the different units and the variability in thickness of the units. The Aurora lavas were deposited upon an irregular surface of rhyolitic rocks, which appear in part to be intrusive based on porphyritic textures, and may represent local volcanic domes.

The Quaternary alluvium is composed of a variety of alluvial, colluvial and in-situ debris consisting of volcanic boulders, cobbles and gravel derived from adjacent highlands and finer material derived from the lake sediments. The thickness of the gravels varies from 0 to more than 50 feet and averages about 20 feet.

The Lake Sediments are Miocene in age and are composed of poorly consolidated, subaerial tuffaceous material interstratified with fine grained non-descript bedded layers and discontinuous lenses and nodules of chalcedony. Tuffaceous material within the lakebeds includes devitrified glass fragments and fine to coarse grained crystal and lithic fragments. Lake sediments vary from finely laminated clay-shales, siltstones and tuffaceous sandstones, to more massively bedded rhyolitic air-fall ash tuffs. The lake sediments are up to 600 feet thick in the drillholes, being thickest on the north edge of the mineralized zone in a graben like growth basin. The sediments probably originated from local volcanic vents and were deposited in moat-like basins within the caldera margins.

The Aurora lava flows and tuffaceous units consist of a complex interbedded sequence of dark colored dacitic flows with vesicular to scoriaceous flow tops with some interbeds of ash. The cores of the flows are dense and black with rare plagioclase phenocrysts. Individual flows range in thickness from 5 to 50 feet. The lava sequence contains a variety of breccia layers, which include flow breccia, laharic breccia, pyroclastic breccia and local fault breccia. Cumulative thickness of the Aurora lava sequence is variable, but generally is 100 to 300 feet.

Rhyolitic rocks are at least in part intrusive and may represent several generations of extrusive and intrusive flow dome and vent breccia events. Whole-rock chemical analyses are very similar to the dacitic rocks of the Aurora lava flows. Extrusive rhyolitic welded tuffs are exposed on the margin of the project area north and east of the Bretz pits along the mountain front marking the caldera rim.

Aurora Property – Mineralization

Volcanic type uranium deposits are defined as mineralized systems associated with volcanic rocks in a caldera setting. The mineralization is associated with mafic to felsic volcanic rocks and is often intercalated with clastic sediments. Mineralization is largely controlled by structures, occurs at several stratigraphic levels of the volcanic and sedimentary units, and extends into the basement where it is found in fractured granite and in metamorphic rocks. There is generally a strong hydrothermal control to the transportation of uranium and the mineralization occurs as both primary and remobilized uranium in an oxidizing-reducing setting. Uranium mineralization is commonly associated with molybdenum, vanadium, lithium, other sulphides, violet fluorite and quartz to colloidal silica or opal.

The Aurora Report classifies the mineral resource determined to exist on the property as an Indicated Resource pursuant to the criteria prescribed by NI 43-101. The density of drilling information is sufficient to interpret the mineralized horizons with a high level of confidence. The calculation of an indicated resource rather than a measured resource is due to the lack of physical samples of drill core or chips which can be re-assayed, and the inability to re-enter old drill holes to confirm gamma logs of the mineralized zones.

The Aurora report calculated the grade of the mineralized zone as an average, section by section, and did not utilize any weighting factors in the calculations to determine an indicated resource of 17.69 million tons at a grade of 0.0518 eU3O8% and 18.3 million pounds contained eU3O8. The pounds of eU3O8 for each section were tabulated along with the area and calculated volume for each section. The total number of tons contained in the mineralized zones and the total number of pounds of eU3O8 were summed and the average grade of the entire mineralized zone was calculated from these results. The calculated grade of 0.0518% eU3O8 agrees well with the statistical average of the sample population above the 0.03% cutoff, which is 0.0528% eU3O8.

Aurora Property – Exploration and Development

Energy Metals and Quincy have not completed any work beyond this data review and evaluation and the preparation of a new mineral resource model. Future work programs are recommended by the Aurora report as follows:

1.

Twin and infill drilling and assays for grade confirmation vertical and angle holes recommended. Approximately 50 drill holes; 20,000 feet of a combination of reverse circulation and diamond core, utilizing chemical or neutron activation assay techniques in favor of a calculated estimate from gamma probe surveys.

2.	Step-out drilling to test expansion of mineralized zone. Approximately 10 drill holes; 5,000 feet.

3.	Metallurgical Evaluation Program completing a large diameter drill hole program 8 holes; 3000 feet and leaching tests on the core.

4.

Baseline environmental study to identify the geochemical haloes related to radioactive material and mercury contamination. The relationship of the contamination haloes related to the Aurora Property and the adjacent Bretz Mercury property.

5.	Completion of geologic and alteration model with 10 foot spaced bench plans through the mineralized zone based from the 100 by 200 foot spaced cross-sections created for this interpretation.

6.	Completion of Reserve/Resource Block Model using 5' by 5' by 5' blocks, compositing to 10 foot benches.

Arizona Strip Breccia Properties

The unpatented Federal claims comprised in the Arizona Strip Breccia Properties are registered in the name of EMC and are described as follows:

Name	Date Recorded	BLM Serial Number	Expiry Date
BLM
AZ 97-102	11/12/2004	363117-363122	9/1/2006
AZ 342-352	11/12/2004	363099-363108	9/1/2006
AZ 103-108/248-250	11/12/2004	363123-363139	9/1/2006
AZ 109-116	11/12/2004	363129-363136	9/1/2006
AZ 284-289/117-118	11/12/2004	363140-363147	9/1/2006
AZ 327-332	11/12/2004	363157-363161	9/1/2006

On an annual basis, each of these claims requires a rental payment of $125 to the Federal Government, payable by August 31. In the event this payment is not made in any year, Quincy may lose title to each claim for which the rental is not paid.

The Arizona State Leases comprising the Arizona Strip Breccia Property are known as the Rose Pipe and the 4 ½ Pipe, and are registered in the name of William M. Sheriff and Ronald Driscoll. The leases are described as follows:

Lease #	Township	Range	Section
08-109997	30N	4W	27 N 1/2
08-109971	28N	6W	24 S 1/2

On an annual basis, each of these claims require a lease payment equivalent to $10 per acre plus $100 lease renewal fee made payable to the State of Arizona. In the event this payment is not made in any year, Energy Metals may lose title to each claim for which the rental is not paid.

Arizona Strip Breccia Properties - Location and Access

The Arizona Strip Breccia Properties are located in Coconino and Mohave Counties, Arizona. Access to the Arizona Strip Breccia Properties is by good gravel or dirt road from either Kanab, Utah for the pipe projects north of the Grand Canyon or from Williams for the projects south of the Grand Canyon.

Arizona Strip Breccia Properties - Climate and Physiography

The area is considered to be transitional between high desert terrain and mountainous terrain although all of the project areas are relatively flat lying. Summer temperatures can reach over 100o F with winter lows dipping below zero on occasion. The area is semi-arid with a few days of heavy precipitation in an average year. Vegetation consists principally of desert cactus, sage, and locally pine trees do occur.

Arizona Strip Breccia Properties - History

In the 1970’s and 1980’s Energy Fuels Corp. (predecessor to International Uranium Corporation) recognized the potential of the area for small high-grade uranium ore bodies as a result of the earlier work in the district by Western Nuclear. After purchasing Western Nuclear’s properties throughout the district in 1978, Energy Fuels Corp. was able to put together a substantial land package before the competition became active. Energy Fuels Corp. also acquired Gulf's land package in 1982. Pathfinder, Rocky Mountain Energy and Uranerz were also actively exploring the district in the mid 1980s. Past production of high-grade uranium ore is known from several pipes in the district.

In the early 1990s virtually all exploration and development work ceased due to the falling price of uranium. During the 1990s, Energy Fuels dropped much of their extensive land holdings, retaining only a core group of claims surrounding previously identified targets. After acquiring the assets of Energy Fuels from bankruptcy court, International Uranium continued to pare down their claim holdings due to the decreasing economic outlook for uranium. In 2001 and 2002 most of these core groups were dropped as the price of uranium yellowcake fell to below $8.00 per pound. These properties lay dormant until 2004 when they were relocated by EMC US.

Arizona Strip Breccia Properties – Geology and Mineralization

The exploration target throughout the district is uranium mineralization in solution collapse breccia pipes. Early prospecting in northern Arizona resulted in the discovery of a number of breccia pipes exposed by erosion along the flanks of the Colorado River drainage system. However, it is also not unusual for a breccia pipe to exhibit a circular topographic feature identifiable through air photo interpretation. Based on this relationship and the success of previous exploration, hundreds of breccia pipes are now known. Additionally, this work has shown that contrary to the earliest discoveries, numerous pipe structures also exist away from the main river drainage system.

A breccia pipe consists of a circular, chimney-like mass of highly fragmented rock resulting from the subsidence of large rock segments into a throat-like void created by solution activity in a lower formation. Continued subsidence causes fragmentation or "brecciation" of the large rock segments as the solution void fills with collapsed debris. Concentric fracturing and faulting are common to the outer edge of the pipe throat as a component of rock stress created by subsidence within the pipe. This feature, called the annular ring, will occur immediately adjacent to the throat or in an uneven pattern radiating out from the structure by tens of meters.

Thus, pipe structures vary considerably in size and pattern, but most are identifiable by the common structural features of brecciation and an annular ring.

Uranium mineralization usually occurs in association with other minerals in the highly fractured breccia zone or the area influenced by the annular ring. Occasionally, mineralization occurs as bedded deposits in undisturbed rock beyond the annular ring. Vertical and horizontal zonation of minerals is evident in the known mineralized pipes. Both primary and secondary minerals are present.

Northwestern Arizona, including portions of Coconino and Mohave Counties, contains a prolific district of these mineralized solution collapse breccia pipes. These vertically elongated pipes present a compact and high-grade exploration target generally grading from 0.40-0.75% U3O8 that may extend up to 3000 feet vertically as reported in 2005 by the Arizona Dept. of Mines and Mineral Resources Open File Report 05-22. In total, 17.25 million pounds of U3O8 have been produced from Arizona breccia pipes with 40 million pounds having been discovered during the 1980’s (Arizona Dept. of Mines and Mineral Resources OFR 05-22).

The Rose pipe is known to be mineralized with uranium as a result of previous work by Energy Fuels Nuclear (a subsidiary of Energy Fuels Corp.) during the second half of the 1980’s. Drilling by EFN in 1986 returned intermittent anomalous uranium values between the depths of 1148.5 feet (350.2 metres) and 1866.0 feet (568.9 metres) with the following highlights, based on a 0.10% eU3O8 cutoff, as reported in the Arizona State Minerals Department files:

Historic Deep Drill Intercept – Energy Fuels Nuclear (1986)
Rose Pipe

Interval, feet (metres)	Length	eU3O8	Pounds per ton, U3 O8
1281.0-1292.5	11.5	1.064	21.28
(390.5-394.1)	(3.5)
1295.0-1295.5	0.5	0.168	3.36
(394.8-395.0)	(0.2)
1310.0-1322.0	12.0	0.130	0.260
(399.4-403.0)	(3.7)
1330.0-1332.5	2.5	0.105	0.210
(405.5-406.3)	(0.8)
1436.0-1440.5	4.5	0.124	2.48
(437.8-439.2)	(1.4)
1790.5-1800.0	9.5	0.161	3.22
(545.9-548.8)	(2.9)

Similarly, mineralization is known to occur at the more heavily explored 4 ½ Pipe. At least 7 short holes used for geophysical definition were drilled between 1984 and 1986. The data for this pipe and the other Arizona pipe targets has yet to be compiled.

Arizona Strip Breccia Properties – Results of Exploration Activities

Quincy completed an exploratory drill program in late 2005 on the Rose breccia pipe in Coconino County, Arizona, which identified two mineralized zones, one 49.5 foot section that averaged 0.14% eU3O8 and one 10 foot zone that averaged 0.065% eU3O8.

Procedure

A total of 1928 feet (587.8 m) were drilled in one vertical hole located above the interpreted surface projection of the throat of the pipe. This hole was setup as a 25 foot offset to the north of EFN’s earlier deep drill hole for which historical data has been recovered, and it is thought to lie approximately 25 feet to the south of a second deep drill hole by EFN whose exact location is not known but for which historical data have been recovered. No other deep drill holes are known to exist on the Rose pipe.

The hole was drilled using a tri-cone bit to 687 feet (209.5 m) and a diamond drill bit from 687 feet to the end of the hole at 1928 feet. Two separate intervals, comprising an aggregate of thirteen samples, representing zones of high radiation response (approximately 10 times background) on a handheld scintillometer were selected for further geochemical analyses.

Natural gamma ray and resistivity geophysical logging of the entire drill hole was completed by Century Geophysical Corp. of Tulsa, OK. An estimate of in situ uranium grade, expressed as equivalent U3O8 (eU3O8) can be calculated using the digital natural gamma ray values acquired by down hole logging. Chemical assays of composited samples of drill core recovered from two mineralized zones were also completed and serve as a check on the calculated radiometric uranium grades (eU3O8). The following table presents a comparison of equivalent uranium as measured by the gamma ray log (% eU3O8) and chemical uranium (% cU3O8) as determined by the chemical assays. The average grade of Mineralized Zone 1, which is 50 feet thick, is 0.140% as determined by the gamma ray log compared to an average of 0.11% as determined by chemical assay. The average grade of Mineralized Zone 2 (10 feet thick) is 0.065% as determined by the gamma ray log and 0.060% as determined by chemical assays.

The above procedure was under the supervision of Dr. Art Ettlinger, P. Geo., and is part of their quality assurance and quality control procedures for exploration projects.

	Mineralized Zone 1			Mineralized Zone 2
Interval, feet	% eU3O8	% cU3O8	Interval, feet	% eU3O8	% cU3O8
1401.5-1406.5	0.129	0.050	1756.0-1761.0	0.061	0.046
1406.5-1411.5	0.211	0.131	1761.0-1766.0	0.069	0.073
1411.5-1415.0	0.145	0.100
1415.0-1420	0.253	0.177
1420.0-1424.0	0.222	0.218
1424.0-1429.0	0.163	0.067
1429.0-1432.0	0.134	0.168
1432.0-1437.0	0.093	0.113
1436.0-1442.0	0.088	0.079
1442.0-1447.0	0.070	0.078
1447.0-1451.0	0.023	0.044

In addition to encountering anomalous uranium values, the drill hole also encountered anomalously high values of other heavy metals including 2.77% nickel and 0.5% cobalt in one 5-foot composited sample.

Interpretation

Based on core examination, the drill hole is interpreted to have entered the throat of the breccia pipe at a depth of 1,330 feet (405.5 meters). As a result of drill hole deviation and irregularity along the edge of the pipe, the drill hole intermittently exited and reentered the throat of the pipe at several points along its north-northwestern edge before finally exiting the pipe for good at a depth of about 1,700 feet (518.3 meters).

The drill hole encountered intermittent zones of anomalous radioactivity, which is related to uranium mineralization, between depths of 749 feet (235 meters) and 1,922 feet (600 meters). Mineralization was encountered in a variety of environments associated with the breccia pipe and generally correlates with zones of anomalous mineralization encountered in the two deep holes drilled by EFN.

The recently completed drill hole is encouraging both as to the grade and thickness of the mineralization encountered and the fact that it demonstrated continuity of mineralization in broad zones between drill holes within and peripheral to the pipe. The geology of this breccia pipe is similar to that encountered in other breccia pipes of commercial interest on the Arizona Strip both as to breccia composition and mineralized environments. Based on the results encountered in this drill hole, additional drilling is clearly justified to assess the limits of the pipe and its resource potential.

Arizona Strip Breccia Properties – Proposed Work Program and Budget

As Quincy recently completed an exploratory drill program on the Rose pipe, there are currently no further plans for exploration. Upon completion of Quincy’s evaluation of the drilling results, however, they may propose further work on the Rose pipe or some of the other claims and mineral leases they hold under the Agreement.

Hosta Butte Property

Hosta Butte Property. Quincy entered into a definitive option agreement with NZ Uranium LLC dated March 18, 2005 pursuant to which it can earn up to a 65% interest in three separate uranium properties, which includes the Hosta Butte property in New Mexico.

As consideration for the options, Quincy has agreed to issue to NZ Uranium LLC 3,000,000 shares of common stock. In order to exercise the options, Quincy was required to spend a total of USD $4,150,000 on exploration and development of the properties over a four year period, of which USD $400,000 was a firm commitment, and issue to NZ Uranium LLC an additional 1,050,000 shares of common stock per property, all as follows:

	Exploration and Development
On or Before	Expenditures	Shares (per Property)
September 18, 2006	$400,000	Nil
September 18, 2007	$750,000	350,000
September 18, 2008	$1,250,000	350,000
September 18, 2009	$1,750,000	350,000

The agreement is subject to the resolution of certain outstanding title issues and the finalization of a formal operating agreement to govern the relationship of the parties on exercise of the options.

Quincy and NZ Uranium LLC have signed an agreement to extend the deadlines stated above for Exploration and Development Expenditures and Share Issuances from September 18 to December 31 of each following year.

Quincy paid to NZ Uranium LLC $125,000 as consideration for this extension. NZ Uranium has also tentatively agreed to accept shares of EMC in place of the Quincy shares to be issued to it, subject to the appropriate adjustments.

Quincy NZ Uranium LLC are also in the process of completing the form of operating agreement and addressing several other consequential amendments to the existing agreement, including an amendment which would allocate obligations and awards in the event that Quincy is unable to conduct exploration and development activities on the properties due to the Navajo moratorium and commenced a takings case.

Quincy has the right to increase their interest in any or all of the properties to 80% if they elect to fund one or more of the properties to a bankable feasibility study for the intended mining and processing operation, in which case they would be required to issue to NZ Uranium LLC an additional 250,000 shares of common stock per property.

Hosta Butte Property – Description and Location

The Hosta Butte Property comprises 1,920 acres of fee-simple mineral rights covering three sections of land: Sections 3, 9 and 11 of Township 16 N, Range 13 W, New Mexico, Prime Meridian. However the ore body is largely confined to Section 3.

Surface ownership is held by the United States federal government in trust for the Navajo Nation. The Hosta Butte Property is located 3 miles southwest of the town of Crownpoint, New Mexico and is accessible from State Highway 57. Access to the Property traverses Indian Allotted and Tribal Trust surface rights consequently permission for access to the property must therefore be obtained.

On April 26, 2005, Navajo Nation President, Joe Shirley Jr., signed the Dine Natural Resources Protection Act of 2005, a measure that outlaws uranium mining and processing on the Navajo reservation that covers parts of Arizona, New Mexico and Utah.

Hosta Butte Property – Accessibility, Climate and Physiography

The Hosta Butte Property is arid with approximately half of the annual precipitation (10.22 inches) falling in the months of July, August and September. The climate of property is typical of the high New Mexico Canyonlands desert with summer temperatures commonly in the mid 80;s°F and winter temperatures averaging in the mid teens °F. The site is located on a relatively flat plateau area at the top of a steep escarpment. Locally, the area has a rough topography with narrow valley floors and steep ridges.

The property is accessed from Highway 9, west from Crownpoint. A dirt road turns to the south approximately 2 miles west of Crownpoint and continues through the mountain range to the Puercos River. The road continues east along the Puercos river then turns to the north in Section 11, continuing to wind up the project area. Several locked gates limit access.

The surface rights of the property area are partially controlled by private property holders. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated about 5 miles south of the small town of Crownpoint. The area has good access to power and water. Surface water is absent except during extend periods of rain. The terrain is hilly and well drained. A workforce exists within a 100 mile radius.

Hosta Butte Property – History

The Hosta Butte Property is part of the checkerboard of deeded railroad sections which include surface and mineral rights. Congress chartered the Atlantic and Pacific Railroad Company in 1866 (the “A&P”). The A&P was purchased in bankruptcy proceeds by the St. Louis-San Francisco Railway Company, commonly called the “Frisco”. Firsco and the Atchison Topeka and Santa Fe Railway Company formed a joint venture in 1880 and used the old A&P charter to build a railroad line, earning millions of acres of federal grant fee lands in New Mexico and Arizona with surface and mineral rights.

Frisco incorporated New Mexico and Arizona Land Company in 1908 in what was then the Territory of Arizona to hold its grant lands until they could be sold. Uranium was discovered on the grant lands in New Mexico in 1968. In the 1980’s NZ turned its principal focus from rural to urban real estate investing and development. After a period of aggressive real estate investing, NZ expanded into bridge financing of real estate. New emphasis was placed on the liquidation of NZ’s historic assets.

After a series of mergers and changes in controlling parties, Robert M. Worsley purchased the remaining rural assets in March 2002. The originally incorporated name of New Mexico and Arizona Land Company was retained and formed into a limited liability corporation. The NZ uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

Uranium exploration in the area began in the 1950’s and continued and through 1979. During this period more than 123,000 tonnes of uranium oxide were extrated from the Grants Uranium Belt, representing 40% of the United States production.

Conoco completed at least 133 drill holes on the Hosta Butte Property in the late 1970’s, totaling at least 325,285 feet. The total depth of the drilling is estimated because the radiometric drill logs do not state the total depth drilled and a drill hold tabulation with collar information and total depth drilled was not included in the NZU database. The Conoco drilling program intersected multiple flat-lying mineralized zone,s which in places are over 50 feet thick. These 133 drill holes were radiometrically logged and make up the basis for this resource calculation and technical review.

Hosta Butte Property – Geology and Mineralization

The Hosta Butte Property is located northeast of the Zuni Uplift on the Chaco slope of the San Juan Basin. Stratigraphic units of concern at Hosta Butte include the Jurassic Morrison Formation through the Cretaceous Dakota Sandstone, Mancos shale, and the Mesa Verde Group.

Uranium mineralization is found in sandstones and thin inter-bedded mudstones belonging to the Westwater Canyon Member of the Morrison Formation. This zone contains an average total thickness of 300 feet. Underlying and overlying the Westwater Canyon Member are the Recapture and Brushy Basin Members, respectively, which are anticipated to act as aquitards to the uraniferous leach solutions from the ore zone. The Recapture Member comprises approximately 250 feet of siltstones, mudstones and sandstones while the Brushy Basin Member is characterized by 100 to 150 feet of bentonitic mudstones and interbedded lenses of siltstone and sandstone.

No work has not performed any work to date on the Hosta Butte Property other than the completion of a National Instrument 43-101 Technical Report. The technical report calculates an indicated resource of 14.822 million pounds of eU308 in 6.598 million tons at a grade of 0.1123% eU308. The Hosta Butte Technical Report dated April 18, 2005 was authored by Dr. Greg Myers, P. Geo.

Crownpoint Property

On May 12, 2005, Quincy entered into a definitive Option Agreement with NZ Uranium to earn a 65% interest in the Crownpoint property located in McKinley County, New Mexico.

As consideration for the option, Quincy has issued to NZ Uranium LLC 3,000,000 shares of common stock and paid to NZ Uranium LLC $350,000. In order to exercise the option, Quincy will be required to spend a total of $4,000,000 on exploration and development of the properties over a four year period, of which $500,000 is a firm commitment, and issue to NZ Uranium LLC an additional 3,150,000 shares of common stock per property, all as follows:

On or Before	Exploration and Development Expenditures	Shares
May 12, 2006	$500,000	400,000 (Issued)
May 12, 2007	$750,000	600,000
May 12, 2008	$1,250,000	1,000,000
May 12, 2009	$1,500,000	1,150,000

Quincy has the right to increase their interest in the Crownpoint property to 80% if they elect to fund the property to a bankable feasibility study for the intended mining and processing operation, in which case they would be required to issue to NZ Uranium LLC an additional 750,000 shares of common stock.

NZ Uranium LLC maintains a 60% fee-simple interest in the mineral rights conveyed under the agreement in Section 24 and a 100% fee-simple interest in the mineral rights conveyed under the agreement in Sections 19 and 29. Surface rights to these lands are held by various private individual and state or federal jurisdictions.

The Crownpoint property is located on lands that may be the subject to claims by the Navajo Nation. On April 26, 2005, Navajo Nation President Joe Shirley Jr. signed the Dine Natural Resources Protection Act of 2005, a measure that outlaws uranium mining and processing on the Navajo reservation that covers parts of Arizona, New Mexico and Utah. Quincy is currently assessing the impact of this development on their Crownpoint property in consultation with legal counsel.

The agreement provides that, in the event that they are unable to conduct exploration and development activities on the Crownpoint property due to the Navajo moratorium, their obligations under the agreement will be suspended. In addition, Quincy has the right (but not the obligation) to pursue a takings case, in which case they would bear all of the costs incurred in pursuing such a case and any award (net of costs) would be split between Quincy and NZ Uranium LLC 35/65.

The agreement is subject to the resolution of certain outstanding title issues and the finalization of a formal operating agreement to govern the relationship of the parties on exercise of the options. Quincy and NZ Uranium LLC have reached a tentative agreement to extend the deadlines stated above for Exploration and Development Expenditures and Share Issuances for an additional year from May 12 and are in the process of documenting this agreement.

Quincy has paid to NZ Uranium LLC $125,000 as consideration for this extension. NZ Uranium has also tentatively agreed to accept shares of EMC in place of the Quincy shares to be issued to it, subject to the appropriate adjustments.

Quincy and NZ Uranium LLC are also in the process of completing the form of operating agreement and addressing several other consequential amendments to the existing agreement.

Crownpoint Property – Location and Access

The Crownpoint Property comprises 1,099.24 acres in three sections of land: Sections 19 and 29 of Township 17 N, Range 12 W and Section 24, of Township 17 N, Range 13 W, New Mexico P. Meridan, McKinley County, New Mexico as follows:

Township	Range	Meridian	Section(s)
17 N	12 W	N.M.P.M.	19
17 N	12 W	N.M.P.M.	W ½ of Section 29
17 N	13 W	N.M.P.M.	N ½ NE ¼ SE ¼; N ½ SE ¼ NE ¼ SE ¼; SW ¼ NE ¼ SE ¼; N ½
NW ¼ SE ¼ SE ¼; S ½ SE ¼ SE ¼; W ½ SE ¼ of Sec. 24.

The Crownpoint property is located at the town of Crownpoint, New Mexico and is accessible by all season road approximately one mile to the west of State Highway 371.

Crownpoint Property – Climate and Topography

Crownpoint is located at 6,971 feet elevation and has an arid climate with approximately half of the mean annual precipitation (about 10 inches) falling in the months of July, August and September. The site is located in a low-lying area surrounded by rugged valley walls and flat-topped mesas. Locally, the area has a rough topography with narrow valley floors and steep ridges.

Crownpoint Property – History

After the price of uranium collapsed in the early 1980’s, no further work was performed on the property although other operators in the Crownpoint area such as Mobil Oil Company and Hydro Resources Inc. worked on bringing their uranium resources into production.

Crownpoint Property – Geology and Mineralization

Crownpoint is located northeast of the Zuni Uplift on the Chaco slope of the San Juan Basin. The principle stratigraphic unit of concern at Crownpoint is the Jurassic Morrison Formation, which hosts most of the known uranium deposits in the basin. Uranium mineralization is found in sandstones and thin interbedded mudstones belonging to the Westwater Canyon Member of the Morrison Formation. As the Morrison Formation is the primary host to uranium mineralization in the Grants district, Quincy deems the Crownpoint property as a justified acquisition and to be highly prospective for uranium.

Crownpoint Property – Proposed Work Program and Budget

Quincy has not performed any work to date on the property. As such, it is their intention to first compile all of the existing data on the resource and bring this asset into modern compliance standards. Once this is completed a decision to perform a feasibility study may be made. The permitting process can also be initialized at the time of feasibility. Present cost estimates for the compilation work and resource estimates are approximately $150,000 to be paid for out of our working capital.

This compilation and resource evaluation was completed by for both Section 24 and Section 19/29 by Gregory Myers, Ph.D., P. Geo.

Crownpoint Property – Technical Report

Quincy has completed a NI 43-101 Technical Report covering the majority of the SE ¼ of Section 24, T17N R13W New Mexico Prime Meridian (approximately 140 acres) (the “Section 24 Property”), in which NZ Uranium LLC has a 60% interest in the property. The technical report calculates an Indicated Resource of 9.966 million pounds of eU3O8 at a grade of 0.1048 % eU3O8 for such section. This new resource estimate is based on 316,750 feet of drilling in 157 holes drilled by Conoco during the 1970’s. Metallurgical testing by Conoco has also demonstrated the Crownpoint deposit is amenable to ISL mining.

Quincy has completed a separate technical report on the remaining 960 acres comprising the Crownpoint Property, in which NZ Uranium LLC has a 100% interest, covering Section 19 and west half of 29 portions. The technical report calculates an Indicated Resources of 13.672 million pounds of eU3O8 in 7.06 million tons at a grade of 0.0968% eU3O8 for this portion of the Crownpoint Property. This resource estimate is based on a minimum of 667,000 feet of drilling in 325 holes drilled by Conoco during the 1970s.

The Crownpoint Section 24 Technical Report dated March 2, 2006 and Section 19/29 dated April 7, 2006 were authored by Dr. Greg Myers, P. Geo. (Washington State), a member and chartered professional of the AusIMM and a Qualified Person as defined by NI 43-101.

Methodology

Measurement of the uranium concentration in drill holes was made with radiometric logging of the drill holes throughout the entire resource area. Natural gamma (counts/second, or cps), self potential (millivolts), and resistance (ohms) were recorded at ½ foot increments on magnetic tape and then processed by computer to graphically reproducible form. The eU3O8 % conversions from the gamma log data were then calculated using the raw natural gamma counts and the sample quality is considered to be acceptable and representative of uranium values within the range of acceptable analytical error. Conoco collected the down hole geophysical survey data on the 1/2 foot intervals regardless of rock type or alteration, eliminating any sampling bias. High-grade intervals exist and extend with fairly consistent values laterally for several hundred feet; these high-grade values have not been cut or weighted for the calculation of the average grade of a bench.

The database consists of more than 28,800, ½ foot original gamma probe readings, which were used by Dr. Myers to calculate the resource model. Dr. Myers calculated the grade of the mineralized zone as an average, bench by bench, and did not utilize any weighting factors in the calculations. The pounds of eU3O8 for each bench were tabulated along with the area and calculated volume for each bench. The total number of tons contained in the mineralized zones and the total number of pounds of eU3O8 was summed and the average grade of the entire mineralized zone was calculated from these results. The calculated grade of 0.1048% eU3O8 is below the statistical average of 0.132% eU3O88 for the sample population above the 0.04% cutoff because of internal waste, which cannot be separated from ore in an ISL mining scenario. The calculated grade utilized the average grade of the 10-foot bench composites and includes 1/2-foot intervals below the 0.04% cutoff grade.

2006 Crownpoint Section 24 Resource Statement using a 0.04% U3O8 grade cutoff

	Million Ton	Grade, eU3O8%	Contained eU3O8 (Million Pounds)
Indicated Resource	4.75	0.1048	9.966

Other historic resource calculations on the Section 24 Property include 1.8 million tons grading 0.15% eU3O8 containing 6.48 million pounds eU3O8 by Conoco in 1979, based on underground mining, and 11.78 million pounds of eU3O8 by Hydro Resources Inc. in 1997.

Property will cost approximately $150,000. This amount provides for additional sampling of the vein system in the central portion of the Property together with sample analyses ($15,000), geophysical surveys and the construction of a control grid ($35,000) and approximately 5,000 feet of reverse-circulation drilling at an all inclusive cost of $20 per foot, which would include geological supervision, logging, sampling and assaying of drill samples ($100,000).

Other Properties

Energy Metals has acquired an extensive portfolio of other properties with reported historical uranium resources, in addition to those discussed above. A substantial number of the other properties were acquired by Energy Metals through a series of agreements with Mr. Sheriff. A further understanding and description of the properties, both historical and technical and any proposed exploration program awaits completion of Energy Metals’ compilation of all of the technical data it has acquired.

Pursuant to an Agreement of Purchase and Sale dated October 25, 2004 made between Ron Driscoll, of Prescott Valley, Arizona, Energy Metals and Energy Metals Corporation (US), Energy Metals acquired a 100% interest in 123 Arizona mineral claims and 1 Arizona mining permit covering 2,820 acres together with 11 Wyoming mineral leases covering 4,760 acres. As consideration, Energy Metals issued a total of 500,000 shares to Mr. Driscoll.

Pursuant to a Letter Agreement dated November 16, 2005 between Powertech Industries Inc. of Vancouver and Energy Metals, Energy Metals sold its 100% interest in the mineral claims situated in Black Hills Meridian, South Dakota to Powertech, with Energy Metals retaining a production royalty of from 2% to 4%. As consideration, Powertech issued 1,000,000 of its common shares to Energy Metals and 1,250,000 share purchase warrants each entitling Energy Metals to acquire one additional share of Powertech at a price equal of $1.00 per share for a period of one year.

Pursuant to an option agreement made between Energy Metals and Thelon Ventures Ltd. of Vancouver dated June 20, 2005, Energy Metals optioned a 51% interest in 49 claims in Nye County, Nevada in consideration of Thelon paying Energy Metals $20,000, spending an aggregate $1,000,000 on exploration expenditures and issuing to Energy Metals a total of 1,250,000 of its common shares to Energy Metals over a five year period, 500,000 of which shares have been issued. Energy Metals acquired the Nye County claims by staking.

The gold property portfolio obtained by EMC through the merger of Quincy has been transferred to EMC’s wholly owned subsidiary, Golden Predator Mines Inc. The transfer completes the first step necessary to ensure that full shareholder value is realized from these significant gold assets. EMC is considering several available options to complete rationalization of its gold portfolio, which will allow the company to continue on its focused goal of becoming the premier uranium producer in the United States.

There were eight gold properties acquired through the Quincy Energy merger. Five of these properties are located in Nevada (Agate, Milk Springs, Lantern, Millers and Silver Bow), two are located in Wyoming (Rattlesnake Hills and Lewiston) and one is located in Oregon (Quartz Mountain). Four of these (Lantern, Millers, Rattlesnake Hills and Quartz Mountain) have undergone modern drilling with results that support the need for follow up drill programs. Milk Springs and Silver Bow are located in areas of extensive exploration workings and small mine development but only limited historic data is available for these areas.

These gold properties were acquired by Quincy Energy during the period from early 2003 – late 2004 when gold was priced from $340-$440 per ounce. Given the current gold price environment, with gold selling for more than $540 per ounce for the past seven months and reaching an interim high of $725 per ounce in May, the properties comprising this portfolio offer strong exploration potential for Golden Predator and, as such, evaluation of these properties continues.

Acquisition of Prior Exploration and Development Technical Databases

Concurrently with its property acquisitions, Energy Metals has carried out an extensive program of acquiring technical databases covering prior exploration and development activities and findings on the properties.

By a License and Sublicense Agreement dated June 1, 2005 between Mr. Sheriff and Energy Metals, Energy Metals acquired approximately 100 filing cabinets and flat map files containing geological and exploration data on properties acquired from Mr. Sheriff pursuant to the Aurora, Antelope and Moore Ranch agreements. In addition, the data contains exploration information on other properties under consideration by Energy Metals for acquisition. In consideration for the data Energy Metals, paid $1 and agreed to pay Mr. Sheriff twenty per cent of any consideration received from third parties for the use of the exploration data bases.

By a Data Sale Agreement dated September 16, 2005 between United Nuclear Energy of Gallup, New Mexico and Energy Metals, Energy Metals acquired technical data pertaining to United States and international uranium properties in consideration for a cash payment. Energy Metals received 73 four drawer filing cabinets, and approximately 170 bankers boxes full of information as well as a significant number of flat map files. All of this information has been relocated to Energy Metals’ operations office in Casper, Wyoming.

By a Data Sale Agreement dated October 24, 2005 between Energy Metals and John S. Wold of Casper, Wyoming, Energy Metals acquired files and records of uranium property data. In consideration for the data Energy Metals agreed to pay Mr. Wold cash and other consideration.

By an agreement dated October 3, 2005 between Energy Metals and Standard Uranium, Energy Metals sold technical data relating to the Maybell project in Colorado, comprising geological maps and sections, well completion logs and drill logs. In consideration for the data, Standard Uranium issued Energy Metals 10,500 of its shares.

These databases comprise data including, but are not limited to, geological reports, maps, sections and well completion logs completed by major energy companies such as Kerr Magee, Union Carbide, Conoco and others on Energy Metals’ properties and numerous other properties. The exploration and development work described in the technical reports and data was performed to the industry standards of the day.

Energy Metals now controls one of the largest U.S. uranium databases. The databases contain detailed exploration results or prior exploration and development work on most of Energy Metals’ properties as well as properties under consideration for acquisition. Energy Metals is compiling the technical information for each of its properties from the data bases. Based on this information Energy Metals and its consultants and advisors intend to design exploration and development programs for each of Energy Metals’ properties based on the results of the prior work contained within the databases.

Energy Metals considers that this approach will result in significant cost savings and will allow Energy Metals to proceed to advanced exploration and development of the highest priority properties.

Through the acquisition of Quincy, EMC acquire Atlas Database Corp, the owner of a natural resource exploration database. The majority of the information contained in the database relates to research on bulk mineable precious mineralized material in the western United States, particularly sediment hosted disseminated gold deposits and volcanic hosted disseminated hot springs gold mineralized material.

Risk Factors

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company, but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Group's business, actually occur, the Group's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Conflict of Interest of Management

Certain of the Company’s directors and officers are also directors and officers of other natural resource companies. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers relating to the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.

Nuclear Energy Competes With Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for U3O8, which would materially and adversely affect the Company’s business, financial condition and results of operations.

Public Acceptance of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public’s acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect the Company’s business, financial condition and results of operations.

Uranium Industry Competition is Significant

The international uranium industry is highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Sales of Uranium are Restricted by International Trade Regulations

The supply of uranium is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the U.S. and Europe, which are the largest markets for uranium in the world. If the Company is unable to supply uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially and adversely affected.

Deregulation of the Electrical Utility Industry May Affect the Demand for Uranium

The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

EMC’s Financial Condition and Results of Operations may be Adversely Affected by Changes in the Market Price of U3O8

The majority of the Company’s revenues will be derived from the sale of uranium products. The Company’s financial condition, results of operations, earnings and operating cash flow will be closely related and sensitive to fluctuations in the long and short term market price of U3O8. Historically, these prices have fluctuated widely. Between 1970 and 2005 the price of U3O8 has fluctuated between approximately US$10 per pound and approximately US$100 per pound. The price of U3O has been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production.

If the price of U3O8 declines for a substantial period below the cost of production at the Company’s mines, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and the Company’s financial position. A decline in the market price of U3O8 may also require a write-down of the Company’s mineral reserves and resources which would have a material and adverse affect on its financial condition, results of operations and profitability. Should any significant write-down in reserves and resources be required, material write downs of the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

EMC Will Require Significant Amounts of Additional Capital in the Future

The Company has limited financial resources. The Company will continue to make substantial capital expenditures related to exploration, development and production. In particular the Company will have further capital requirements as it proceeds to expand its present exploration activities at its uranium projects, or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it.

In addition, the Company may incur major unanticipated liabilities or expenses. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on commercially acceptable terms, if at all.

Volatile demand for uranium and the volatile price for U308 may make it difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its uranium projects with the possible loss of the rights to such properties. If exploration or the development of any mine is delayed, such delay would have a material and adverse effect on the Company business, financial condition and results of operation.

EMC’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; power disruptions, catastrophic accidents; failure of plant and equipment to function correctly, the inability to obtain suitable or adequate equipment, fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods. The Company may also contract for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America, which will expose the Company to risks inherent in transportation including loss or damage of transportation equipment and spills of cargo.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Uranium Extraction

Reserve and resource figures included for uranium are estimates only and no assurances can be given that the estimated levels of uranium will actually be produced or that the Company will receive the uranium price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management's best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Exploration, Development and Operating Risk

The exploration for and development of uranium properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Currency

Exchange rate fluctuations may affect the costs that the Company incurs in its exploration activities. Uranium is generally sold in US dollars. Since the Company principally raises funds in Canadian dollars, but since the Company’s costs are incurred in US dollars, the appreciation of the US dollar against the Canadian dollar can increase the cost of uranium and other mineral exploration and production in Canadian dollar terms.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Governmental Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvalsl, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations or applicable laws or regulations.

Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Public Involvement in the Permitting Process

The process of obtaining radioactive materials licenses (“RML”) from the US Nuclear Regulatory Commission and those required in the States that the Company is operating in allow for public participation. If a third party chooses to object to the issuance of any RML or permit required by the Company, significant delays may occur before the Company is able to secure an RML or permit. Generally, the public objections can be overcme with the passage of time and through the procedures set forth in the applicable permitting legislation. However, the regulatory agencies must also allow and fully consider public comment according to such procedures and there can be no assurance that the Company will be successful in obtaining any RML or permit.

Political Risk

The Company’s future prospects may be affected by political decisions about the uranium market. There can be no assurance that the United States or other government will not enact legislation restricting to whom the Company can sell uranium or that the United States or other government will not increase the supply of uranium by decommissioning nuclear weapons.

EMC has no History of Mineral Production or Mining Operations

The Company has never had uranium producing properties. There is no assurance that commercial quantities of uranium will be discovered at the Properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium resources from its properties include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits.

The Company does not have a history of mining operations that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights have been obtained or will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations. In addition, the Company may be unable to perate its properties as permitted or to enforce its rights with respect to its properties. Management has been advised that the US federal registry for claims cannot currently be accessed and therefore the Company’s disclosure as to staked federal lode claims cannot be verified. Management, together with its local counsel, is continually assessing such risks, which management believes are normal course risks for a company at is current stage of development.

Need for Additional Mineral Reserves and Delineation of Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce uranium. The Company’s ability to maintain or increase its annual production or uranium in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

DIVIDENDS

The Company has paid no dividends since its inception. At the present time, Energy Metals intends to retain any earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of EMC on such other facts as the Board of Directors may consider appropriate. However, since EMC is currently in a development stage, it is unlikely that earnings, if any, will be available for the payment of dividends in the foreseeable future.

CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of EMC consists of an unlimited number of common shares without par value. As of September 26, 2006, 66,389,839 common shares were issued and outstanding as fully paid and non-assessable shares. The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of EMC and each common share converse the right to one vote in person or by proxy at all meetings of the shareholders of EMC. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of EMC, are entitled to receive such dividends in any financial year as the board of directors of EMC may by resolution determine. In the event of the liquidation, dissolution or winding-up of EMC, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of EMC, the remaining property and assets of EMC.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “Exchange”) under the trading symbol “EMC”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Exchange for the periods indicated:

Month	High	Low	Close	Volume

June 2006	6.25	4.60	5.59	3,449,400
May 2006	7.70	5.57	6.09	6,174,400
April 2006	8.20	5.65	7.50	5,162,400
March 2006	6.38	4.35	6.03	7,026,282
February 2006	4.35	3.54	4.26	5,089,829
January 2006	4.55	3.37	4.12	3,809,721
December 2005	3.60	3.05	3.43	1,480,224
November 2005	3.45	2.96	3.15	2,081,998
October 2005	3.85	2.80	3.00	2,179,748
September 2005	4.15	3.32	3.79	1,971,349
August 2005	3.50	2.90	3.30	1,939,699
July 2005	3.45	2.16	3.17	3,197,126
June 2005	2.65	2.30	2.45	991,687

PRIOR SALES

The following table summarizes the sales of securities of EMC during its fiscal year end 2006.

	Number of EMC
Date of Issue	Shares	Price per Shares

April 13, 2006 (2)	5,200,000	$5.50
April 6, 2006(1)	5,500,000	$5.50
December 2, 2005	2,000,000	$3.10
December 22, 2005	2,000,000	$3.15
Various Dates (3)	2,291,800	$0.75; $1.50; $2.00;
		US$0.49
Various Dates (4)	1,200,000	$0.20 - $3.15

(1)

Issued pursuant to a brokered private placement of 5,500,000 units. Each unit consisted of one common share and one-half warrant exercisable for a period of two years at a price of $6.50 per warrant expiring in April 6, 2008.

(2)

Issued pursuant to a non-brokered private placement of 5,500,000 units. Each unit consisted of one common share and one-half warrant exercisable for a period of two years at a price of $6.50 per warrant expiring in April 13, 2008.

(3)	Issued upon exercise of warrants. Exercise prices ranged from $0.75, $1.50, $2.00, $4.00 and US$0.49 as follows:

(4)	Issued upon the exercise of stock options. Exercise prices range from $0.20 to $3.15.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of common shares of the Company and percentage of the issued common shares of the Company beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an audit committee as indicated below.

Name, Present Position with EMC and Country of Residence	Commencement of Directorship	Securities Held (3)*	Present Principal Occupation
Paul Matysek (1) President, CEO & Director West Vancouver, B.C., Canada	January 11, 1999	1,534,420	President and Director; President and CEO of Dundarave Resources Inc.; Director of Standard Uranium Inc.; self employed Geologist.
William Sheriff, Director, Texas, USA	March 1, 2005	3,670,800	Director, Quincy Energy Corp. President Pacific Intermountain Gold, Director of Castleworth Ventures Inc.; Director of Standard Uranium Inc.
James G. G. Watt (1)(2) Chairman & Director Port Moody, B.C., Canada	December 9, 1993	774,300	Director and President, Tower Energy Ltd.; Director and former President of EMC (formerly Clan Resources), 1994 to 2004; Director of Doublestar Resources Ltd.; Director of Standard Uranium Inc.
Grayson Hand (1)(2) Director Vancouver, B.C., Canada	October 18, 1996	311,000	Businessman. Mr. Hand has over 20 years of senior management and executive level business experience. He has acted as a senior officer for several private and publicly traded companies.
William Lupien(2) Director Colorado, USA	November 30, 2005	115,000	Financial equity market consultant and private investor.
David Cole Director	March 10, 2006	312,120	President of Eurasian Minerals Inc. since November, 2003; Geologist with Newmont Mining Corp. from May 1992 to March 2003.
George Lim CFO Vancouver, B.C.	November 22, 2005	342,500	Chief Financial Officer of EMC, is a Chartered
Accountant and Certified General Accountant.
Prior to joining EMC, Mr. Lim was the Chief
Financial Officer of a group of companies
involved in the mining industry in North and
South America, Australia and Africa from 1999 –
2005; Chief Financial Officer, Standard Uranium
			Inc.
Christine Thomson Corporate Secretary Vancouver, B.C.	June 2, 2005	152,500	Corporate Secretary of EMC. Ms. Thomson has
15 years experience as a legal assistant in the area
of corporate securities, working in law firms and
mining companies. Ms. Thomson was Corporate
Secretary/Corporate Administrator of First
Quantum Minerals Ltd. from 1999 – 2004;
Corporate Secretary, Standard Uranium Inc.,
Quincy Energy Corp.; Director, Artha Resources
			Corporation

(1)	Denotes member of Audit Committee.
(2)	Denotes member of Compensation Committee.
(3)	Securities held includes shares, warrants and stock options

The term of office of the directors expires annually at the time of EMC’s annual general meeting. The term of office of the officers expires at the discretion of EMC’s directors. None of the directors nor officers have non-disclosure agreements with EMC.

As at September 28, 2006, the directors and officers of EMC as a group owned beneficially, directly or indirectly, or exercised control or discretion over an aggregate of 7,143,020, EMC Shares and Convertible

Securities, which is equal to 11% of the issued and outstanding EMC Shares and Convertible Securities of EMC in the aggregate.

The directors and officers of EMC anticipate that they will dedicate the following percentage of their time to the affairs of EMC: Paul Matysek, 90%; William Sheriff, 100%; James G.G. Watt, 10%; Grayson Hand, 10%; William Lupien 20%; George Lim, 100%; and Christine Thomson 100%.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, to the best of EMC’s knowledge, no existing or proposed director, officer, promoter or other member of management of EMC is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other corporation that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that corporation, was the subject of a cease trade order or similar order or an order that denied Standard access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Paul Matysek was a director of Mandalay Resources Corporation when a cease trade order was issued against it on February 9, 2004 for failure to file material change reports, a technical report and quarterly and year-end reports in the form required under the Securities Act and the Rules (British Columbia). On January 4, 2005, the British Columbia Securities Commission revoked the cease trade order, as Mandalay Resources had filed the required documentation.

A cease trade order was issued against Mandalay Resources Corporation on June 30, 2004 by the Alberta Stock Exchange for failure to file certain required financial information. On February 1, 2005, the cease trade order was revoked as the company had filed the required records.

Paul Matysek resigned as a director of Mandalay Resources Corporation on November 17, 2005.

Penalties or Sanctions

Other than as disclosed herein, to EMC’s knowledge, no director or officer of EMC, nor any shareholder holding sufficient securities of EMC to materially affect control of EMC has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

To EMC’s knowledge, no director or officer of EMC, nor any shareholder holding sufficient securities of EMC to affect materially the control of EMC, nor any personal holding company of any such person has, within the ten years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Conflicts of Interest

The directors of EMC are required by law to act honestly and in good faith with a view to the best interests of EMC and to disclose any interests, which they may have in any project or opportunity of EMC. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of EMC’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among EMC, its promoters, directors and officers or other members of management of EMC or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to EMC and their duties as a director or officer of such other companies.

Audit Committee Information

Pursuant to the provisions of the British Columbia Business Corporations Act and Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Company is required to have an Audit Committee and to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with the Company’s independent auditor. The general function of the Audit Committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditor

Audit Committee Charter

A copy of the Audit Committee Charter of the Company is attached to this Annual Information Form as Annex A.

Composition and Background of the Audit Committee

The Audit Committee of the Company currently consists of James G.G. Watt, Grayson Hand and Paul Matysek. The members of the Audit Committee are independent, with the exception of Paul Matysek who is also an officer of the Company. The composition of the Audit Committee is presently under review by the Board of Directors and will be reconstituted in order to provide for a fully independent Audit Committee, and to provide for an “audit committee financial expert” as that term is defined in the Multilateral Instrument. The members of the Audit Committee are financially literate with a wide experience with accounting principles and the evaluation of financial statements.

James G.G. Watt has over 20 years of experience in banking and over 20 years with junior natural resource companies. Mr. Watt was a Senior Manager with the Bank of Montreal and is a "Fellow of the Institute of Canadian Bankers" as well as an "Associate of the Institute of Bankers in Scotland". Since the early 1980's, Mr. Watt has been an officer and/or director of several public natural resource companies and has been responsible for raising funding for various mining projects. He was a founding director of Fleck Resources Ltd. which acquired Anaconda Canada along with its various Canadian resource exploration properties. He is a director and President of Tower Energy Ltd.; a director of Doublestar Resources Ltd.; and a director of Standard Uranium Inc.

Grayson Hand has over 20 years of senior management and executive level business experience. He has acted as a senior officer for several private and publicly traded companies.

Paul Matysek is currently the President and CEO of Energy Metals. Mr. Matysek is an experienced geochemist/geologist with a Bachelor of Science degree and a Masters of Science degree in Geology. Mr Matysek has held management and director positions with several natural resource exploration and development companies. Mr. Matysek has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties which include the Crucitas Gold Project in Costa Rica and the Altintepe

Gold Project in Turkey. He has been involved in raising over $50 million for various exploration and development projects since 1999.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of MI 52-110.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. Under the Company’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by the Company’s Audit Committee.

External Auditor Service Fees

Davidson & Company LLP has served as the Registrant’s auditing firm since June 30, 1998. Fees billed by Davidson & Company and its affiliates during fiscal 2006 and fiscal 2005 were Canadian $78,100 and Canadian $13,453, respectively. The aggregate fees billed by the auditors in fiscal 2005 and fiscal 2004 are detailed below.

	2006	2005
Audit Fees (a)	$27,000	$9,347
Audit Related Fees (b)	$44,100	$3,556
Tax Fees (c)	$7,000	$550
All Other Fees (d)	Nil	Nil
Total	$78,100	$13,453

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2006 and 2005 consisted of:

	-	audit of the Registrant’s annual statutory financial statements

	-	audit of the Registrant’s statutory financial statements of one of the Registrant’s subsidiaries

	-	reviews of the Registrant’s quarterly financial statements

	-	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters

(b)	Fees for audit related services provided during fiscal 2006 and 2005 consisted of financial accounting and reporting consultation and audit of annual statutory financial statements of subsidiary.

(c)	Fees for tax services provided during fiscal 2006 and 2005 consisted of tax compliance, and tax planning and advice.

(d)	Fees for products and services provided during fiscal 2006 and 2005 not disclosed in subsections (a), (b) or (c) above.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Circular and other than transactions carried out in the normal course of business of EMC or any of its affiliates, none of the directors or senior officers of EMC, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of EMC, nor an associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected EMC or in any proposed transaction which has or would materially affect EMC, except as follows:

1.

EMC entered into the Aurora Agreement with William M. Sheriff on July 19, 2004 to acquire a 100% interest in the Aurora Property and certain other uranium properties all as described herein. As consideration, EMC issued 1,000,000 EMC shares at a deemed price of $0.35 per common share to Mr. Sheriff. Under the terms of this agreement, EMC was granted a right of first refusal to acquire Mr. Sheriff’s interest in other properties located in Arizona, Wyoming, Colorado, New Mexico, Nevada, Utah and Texas.

2.

In February 2005 EMC exercised the right of first refusal granted under the Aurora Agreement and entered the Moore Ranch Agreement on February 5, 2005 with Mr. Sheriff to acquire a 100% interest in the Moore Ranch Property and certain other uranium properties all as described herein. As consideration EMC agreed to issue a total of 1,500,000 EMC Shares to Mr. Sheriff at a deemed price of $1.10 per common share in three equal tranches, the last of which is to be issued on January 5, 2007.

3.

EMC entered into the Antelope Agreement with Mr. Sheriff on October 25, 2004 to acquire a 100% in the Antelope Property and certain other uranium properties all as described herein. As consideration, EMC issued 1,250,000 EMC Shares to Mr. Sheriff at a deemed price of $0.66 per common share.

4.

EMC entered into a License and Sublicense Agreement with Mr. Sheriff dated June 1, 2005, for the use of certain exploration databases owned by him and was granted the right to sublicense these databases. In consideration for the databases EMC agreed to pay to Mr. Sheriff $1.00 and 20% of any consideration received by EMC from third parties for the use of the exploration databases. EMC has subsequently sublicensed various records and data. Refer to the section “Acquisition of Prior Exploration and Development Technical Data Bases” for particulars of the sublicense.

5.

EMC entered into Management Services Agreements dated November 1, 2005 with each of William M. Sheriff and Paul Matysek (through his wholly owned private company, Bedrock Capital Corporation), whereby each will receive management fees of CDN$15,000 per month for a period of 12 months for Mr. Sheriff and 24 months for Mr. Matysek. Each of Mr. Sheriff and Mr. Matysek will also receive a CDN$100,000 bonus if EMC’s market capitalization increases to CDN$250 million and is sustained at that level for a minimum of 10 consecutive business days.

TRANSFER AGENT AND REGISTRARS

The Company’s transfer agent and registrar is Pacific Corporate Trust Company (“PCTC”). PCTC’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Third Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by EMC during the fiscal year preceding the date of this AIF and which can be reasonably regarded as material to EMC are as follows:

1.	Arrangement Agreement dated February 9, 2006 between Energy Metals Corporation and Standard Uranium Inc.

2.	Letter of Intent dated November 13, 2005 between EMC and Quincy Energy Corp.

3.	Agreement and Plan of Merger dated March 9, 2006 between Quincy and EMC.

4.	Loan Agreement dated January 5, 2006 between Standard and EMC.

5.	Letter of Intent of dated August 15, 2006 between Energy Metals Corporation and High Plains Uranium, Inc.

INTERESTS OF EXPERTS

Names of Experts

Davidson & Company LLP, Chartered Accountants is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. To management’s knowledge, Davidson & Company LLP does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

B. Ainsworth, P. Eng. prepared a technical report on the Company’s Antelope Project, Fremont and Sweetwater Counties, Wyoming dated January 14, 2005. To management’s knowledge Mr. Ainsworth has no registered or beneficial interests, director or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mr. Gregory Meyers, Ph.D prepared technical reports on following properties:

  Aurora Uranium Project, Malheur County, Oregon dated March 13, 2005;
  Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico dated April 7, 2006;
  Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico dated March 2, 2006
  Hosta Butte Property, McKinley County, New Mexico dated April 18, 2006

To management’s knowledge Mr. Meyers has no registered or beneficial interests, director or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mr. Robert E. Blackstone P.G. prepared a technical report on the Company’s Palangana and Hobson Uranium In-Situ Leach Project Duval and Karnes Counties Texas dated November 10, 2005. To management’s knowledge Mr. Blackstone has no registered or beneficial interests, director or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mr. Douglas Beahm, PE, PG prepared a technical reports on the following properties:

  Peterson Uranium Projoect, Converse County, Wyoming, USA dated June 27, 2006.
  Red Rim Project, Sweetwater County, Wyoming, USA dated June 14, 2006
  Moore Range Uranium Project, Campbell County, Wyoming dated June 27, 2006

To management’s knowledge Mr. Beham has no registered or beneficial interests, director or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and other indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s annual general meeting information circular dated October 17, 2005.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended June 30, 2005 which may be obtained upon request from Energy Metal’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) on the SEDAR website (www.sedar.com).

Annex A

Charter of the Audit Committee of the Board of Directors
of Energy Metals Corporation (the “Company”)

Mandate

The primary function of the Audit Committee (“Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the following: the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)

Review the Company’s financial statements, MD&A, any annual and interim earning statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review certification process.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

a)	Review any related party transactions.

b)	Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

	i.	an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

	ii.	the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

	iii.	the Committee retains all records relating to any Concern reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.